Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126461

AU Optronics Corp.

(Incorporated as a company limited by shares in the Republic of China)

30,000,000 American Depositary Shares

Representing 300,000,000 Common Shares

We are selling 300,000,000 common shares, par value NT$10 per share, in the form of American Depositary Shares. Each ADS represents the right to receive ten common shares. The ADSs offered in this offering will initially be issued as temporary ADSs representing a certificate of payment. These temporary ADSs are not fungible with our existing ADSs. For a period of approximately seven business days following the closing date, holders of ADSs offered in this offering will not be able to withdraw the underlying common shares from our ADS facility. Upon the end of the seven-business day period, the temporary ADSs will automatically convert into normal ADSs without any further action by the holders. The underwriters are expected to offer the ADSs through their respective selling agents.

Our ADSs are listed on the New York Stock Exchange under the symbol “AUO.” The last reported sale price of our ADSs on the New York Stock Exchange on July 18, 2005 was US$15.65 per ADS. Our outstanding common shares are listed on the Taiwan Stock Exchange under the number “2409.” The closing price of our common shares on the Taiwan Stock Exchange on July 15, 2005 was NT$50.0 per share, which is equivalent to approximately US$1.57 per share, assuming an exchange rate of NT$31.87 = US$1.00.

See “ Risk Factors” beginning on page 14 to read about factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS		Total
Initial price to public	US$	15.3500	US$	460,500,000
Underwriting discount	US$	0.2149	US$	6,447,000
Proceeds, before expenses, to AU Optronics	US$	15.1351	US$	454,053,000

We have granted the underwriters an option to purchase up to 3,000,000 additional ADSs at the initial price to public less the underwriting discount, solely to cover overallotments, if any.

The underwriters expect to deliver the ADSs through the book-entry transfer facilities of The Depository Trust Company against payment in U.S. dollars in New York, New York on July 22, 2005.

Goldman Sachs International

Banc of America Securities LLC	Daiwa Securities SMBC Hong Kong	HSBC

Prospectus dated July 18, 2005.

These securities may not be offered or sold, directly or indirectly, in the Republic of China, or the ROC.

In connection with the offering, Goldman Sachs International or any person acting for it may overallot or effect transactions with a view to supporting the market price of the American depositary shares, or ADSs, and, subject to applicable laws of the ROC, the common shares at a level higher than that which might otherwise prevail for a limited period of time after the issue date. However, there is no obligation on Goldman Sachs International or its agent to do this. Such stabilization, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. See “Underwriting.”

This prospectus contains translations of New Taiwan dollar, or NT dollar, amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars herein were made at a rate of NT$31.74 to US$1.00, the noon buying rate in The City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on December 31, 2004. No representation is made that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On July 18, 2005, the noon buying rate was NT$31.87 to US$1.00.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by reference to the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read carefully the entire prospectus, as well as our annual report on Form 20-F, as amended, for the year ended December 31, 2004, or our 2004 20-F, which is incorporated by reference in this prospectus, especially the discussion of the risks of investing in our ADSs described under “Risk Factors” beginning on page 14 of this prospectus before deciding whether to buy our ADSs.

Business

We design, develop, manufacture, assemble and market flat panel displays and substantially all of our products are thin film transistor liquid crystal display, or TFT-LCD, panels. TFT-LCD is currently the most widely used flat panel display technology. Our panels are used in computer products, such as notebook computers and desktop monitors, consumer electronics products, such as digital cameras, digital camcorders, car television, car navigation systems and portable DVD players, as well as for LCD television.

We sell our panels primarily to companies that design and assemble products based on their customers’ specifications, commonly known as original equipment manufacturing service providers. These original equipment manufacturing service providers, most of whose production operations are located in Taiwan and the People’s Republic of China, or the PRC, use our display panels in the products that they manufacture on a contract basis for brand companies worldwide. Our operations in Taiwan and the PRC allow us to better coordinate our production and services with our customers’ requirements, especially in the areas of delivery time and design support. Some of our major original equipment manufacturing service provider customers include BenQ Corporation, or BenQ, Lite-On Technology and Top Victory Electronics. BenQ is a shareholder of our company, and held directly and indirectly 13.32% of our outstanding common shares as of July 1, 2005. We also sell our products to some brand companies on a direct shipment basis.

We currently manufacture TFT-LCD panels at production facilities commonly known as “fabs.” We were one of the first TFT-LCD manufacturers in Taiwan to commence commercial production at a fifth-generation fab and we now operate two fifth-generation fabs. We were also the first TFT-LCD manufacturer in Taiwan to commence production at a sixth-generation fab. New generations of TFT-LCD fabs are equipped to process increasingly larger sheets of glass, or substrates. For example, our sixth-generation fab is capable of processing substrates with dimensions of up to 1,500 x 1,850 millimeters, our fifth-generation fabs are capable of processing substrates with dimensions of up to 1,100 x 1,250 millimeters and 1,100 x 1,300 millimeters, respectively, and our fourth-generation fab is capable of processing substrates with dimensions of up to 680 x 880 millimeters.

We commenced mass production of small- to medium-size panels in 1994 and large-size panels in 1999. We have significantly expanded our capacity since 1999. With production facilities utilizing 3.5-, fourth-, fifth-and sixth-generation technologies, we have the flexibility to produce a large number of panels of various sizes. We operate two fifth-generation fabs that commenced commercial production in March 2003 and February 2004, respectively, and we are in the process of establishing a third fifth-generation fab and a 7.5-generation fab. Our sixth-generation fab commenced commercial production in March 2005. Our existing operations are located at three principal manufacturing sites in Taiwan and one module-assembly site in Suzhou, PRC.

We were incorporated as Acer Display Technology, Inc., or Acer Display, under the laws of the ROC as a company limited by shares in 1996. The shares of Acer Display were listed on the Taiwan Stock Exchange on September 8, 2000. On September 1, 2001, we completed a merger with Unipac Optoelectronics Corporation, or Unipac. We changed our name to AU Optronics Corp. on May 22, 2001. Prior to the merger, Acer Display was primarily involved in the design, development, production and marketing of large-size TFT-LCD panels and Unipac was primarily involved in the design, production and marketing of both small-size and large-size TFT-LCD panels.

Corporate and Other Information

Our ADSs have been listed on the New York Stock Exchange, or the NYSE, since May 29, 2002. Our principal executive offices are located at 1 Li-Hsin Road 2, Hsinchu Science Park, Hsinchu, Taiwan, ROC, and our telephone number is 886-3-500-8899. Our website is www.auo.com. Information contained on our website does not constitute part of this prospectus. Citibank, N.A. is the depositary for our ADSs. The depositary’s office is located at 388 Greenwich Street, 14th Floor, New York, New York 10013, U.S.A., and its telephone number is 1-877-248-4237.

The Offering

Unless otherwise indicated, information in this prospectus assumes that the underwriters will not exercise the overallotment option to purchase up to 3,000,000 additional ADSs, solely to cover overallotments, if any. See “Underwriting” in this prospectus.

ADSs offered	30,000,000 ADSs

Overallotment option	We have granted the underwriters an option, exercisable prior to the closing date, to purchase up to an additional 3,000,000 ADSs, solely to cover overallotments, if any.

Offering price	US$15.35 per ADS

ADSs

Each ADS represents the right to receive ten common shares, par value NT$10.00 per share, which will rank pari passu with the common shares currently outstanding except as noted below. The ADSs are evidenced by American depositary receipts, or ADRs, issued by the depositary. To understand the terms of the related ADRs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which was filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission, or the SEC, on June 30, 2003, or our 2002 20-F.

ADSs outstanding as of July 15, 2005	99,336,771 ADSs

Common shares outstanding before this offering	4,958,040,897 common shares

Common shares outstanding after this offering

5,258,040,897 common shares (without giving effect to the issuance of 542,506,235 common shares for purposes of distributing stock dividends and employee stock bonuses in respect of the year ended December 31, 2004)

Temporary limitation on withdrawal of common shares from the ADS facility

For a period of approximately seven business days following the closing date, holders of ADSs offered in this offering will not be able to withdraw the underlying common shares from our ADS facility. Until the expiration of this seven-business day period, we expect the ADSs offered in this offering to trade on the New York Stock Exchange under the temporary symbol “AUO.T.” See “Description of American Depositary Shares—Temporary ADSs” in this prospectus.

Withdrawal of shares

On or after the seventh business day after the closing date, a holder of ADSs offered by this prospectus may withdraw and either (i) hold the common shares represented by the ADSs or (ii) request Citibank, N.A., as depositary, acting pursuant to the deposit agreement, to sell or cause to be sold on behalf of such holder of common shares represented by such ADSs. Delivery of the withdrawn common shares will only be made by the custodian through the book-entry system maintained by the Taiwan Securities Central Depository Co., Ltd., or TSCD. Requests for exchange of shares in book-entry form for shares in physical form may be made only through a broker or custodian participant in the TSCD, and in accordance with and subject to its requirements and procedures.

For more information on restrictions relating to ownership of our ADSs, please see “Description of American Depositary Shares” in this prospectus.

Trading market for our common shares	The only trading market for our common shares is the Taiwan Stock Exchange. Our common shares have been listed on the Taiwan Stock Exchange since September 8, 2000 under the number “2409.”

New York Stock Exchange symbol for the existing ADSs	“AUO”

CUSIP number for the existing ADSs	002255 10 7

Temporary New York Stock Exchange symbol for ADSs offered in this offering

For approximately seven business days after their initial delivery to investors, as described above, the ADSs offered by this prospectus are expected to trade on the New York Stock Exchange under the temporary symbol “AUO.T.” A temporary symbol is necessary to distinguish the ADSs offered by this prospectus and the existing ADSs during the seven-business day period noted above.

CUSIP number for temporary ADSs	002255 30 5

Settlement and delivery

The underwriters expect to deliver the ADSs in New York, New York against payment on July 22, 2005. The ADRs evidencing the ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. In general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected only through, records maintained by DTC and its direct and indirect participants.

Depositary	Citibank, N.A.

No right to receive dividends in respect of the year ended December 31, 2004

A cash dividend of NT$1.2 per share and a stock dividend of NT$0.9 per share for the fiscal year 2004 were approved by our shareholders at our shareholders’ meeting held on June 14, 2005. Because the record date for the payment of dividends for the year ended December 31, 2004 in respect of our common shares is July 20, 2005, which is prior to the closing of this offering, purchasers of the ADSs sold in connection with this offering, and any subsequent transferees, will not have the right to receive such dividends in respect of the year ended December 31, 2004.

Summary Consolidated Financial Information

The summary statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the summary balance sheet data as of December 31, 2003 and 2004 set forth below have been derived from our audited consolidated financial statements included in our 2004 20-F. The summary balance sheet data as of December 31, 2000 and 2001 have also been derived from our audited financial statements that have not been included or incorporated by reference in this prospectus. Our consolidated balance sheets as of December 31, 2002, 2003 and 2004, and related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004 have been audited by KPMG Certified Public Accountants, or KPMG, independent registered public accounting firm, whose report on these financial statements is included in our 2004 20-F. The summary financial and operating data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included in our 2004 20-F.

Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the ROC, or ROC GAAP. On September 1, 2001, we completed a merger with Unipac, an affiliate of United Microelectronics Corporation, or UMC. Under ROC GAAP, the merger of Unipac has been accounted for under the pooling-of-interests method of accounting, whereby the historical financial statements of the previously separate companies for periods prior to the merger have been restated on a combined basis. As a result, unless otherwise indicated, our operational and financial data, under ROC GAAP, presented herein for periods or dates prior to September 1, 2001 represent the combined operational and financial data of our company and Unipac. In contrast, under generally accepted accounting principles in the United States, or U.S. GAAP, the merger of Unipac has been accounted for as the acquisition of Unipac by our company under the purchase method of accounting, whereby our cost of acquiring Unipac was measured by the market value of the common shares we issued to Unipac shareholders in connection with the merger plus related acquisition costs. Such acquisition costs have been allocated to the assets of Unipac we acquired and the liabilities of Unipac we assumed, based on their fair value as of September 1, 2001. Our financial data, under U.S. GAAP, presented herein for periods or as of dates prior to September 1, 2001, do not include the financial data of Unipac.

For information relating to the nature and effect of significant differences between ROC GAAP and U.S. GAAP as they relate to us as of December 31, 2002, 2003 and 2004 and for each of the years in the three-year period ended December 31, 2002, 2003 and 2004, see note 22 to our consolidated financial statements included in our 2004 20-F.

Our historical results do not necessarily indicate expected or actual results for any future periods.

The table below sets forth certain financial data under ROC GAAP for the periods and as of the dates indicated. As more fully discussed above in the second paragraph of this section, such data have been prepared under the pooling-of-interests method of accounting under ROC GAAP, whereby the financial data of both our company and Unipac for the periods and as of the dates prior to September 1, 2001, the date of the completion of our merger with Unipac, have been restated on a combined basis. The combined operational and financial data presented herein do not purport to be indicative of what our actual operational and financial results would have been if our merger with Unipac had actually taken place on January 1, 2000 or 2001, respectively, for the purpose of presenting our statement of operations, statement of changes in stockholders’ equity and statement of cash flows data for the years ended December 31, 2000 and 2001, respectively.

	Year Ended and As of December 31,
	2000	2001	2002	2003	2004
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Statement of Operations Data:
ROC GAAP
Net sales	25,583.2	37,588.6	75,689.2	104,860.6	168,111.6	5,296.5
Cost of goods sold	20,737.5	40,373.6	63,606.2	81,398.8	128,468.3	4,047.5

Gross profit (loss)	4,845.7	(2,785.0)	12,083.0	23,461.8	39,643.3	1,249.0
Operating expenses	3,724.2	3,505.7	4,369.1	7,217.0	11,036.0	347.7

Operating income (loss)	1,121.5	(6,290.7)	7,713.9	16,244.8	28,607.3	901.3
Non-operating income	1,640.2	704.0	541.8	530.8	501.0	15.8
Non-operating expenses and losses	825.3	1,157.8	2,232.9	1,202.4	1,084.1	34.2

Income (loss) before income tax	1,936.4	(6,744.5)	6,022.8	15,573.2	28,024.2	882.9
Income tax benefit (expense)	926.3	34.3	(0.1)	86.7	(61.3)	(1.9)

Net income (loss)	2,862.7	(6,710.2)	6,022.7	15,659.9	27,962.9	881.0

Weighted average shares outstanding—Basic	2,928.4	3,257.6	4,131.4	4,589.7	4,802.7
Weighted average shares outstanding—Diluted	2,928.4	3,257.6	4,420.8	4,644.2	4,802.7
Earnings (loss) per share—Basic	0.98	(2.06)	1.46	3.41	5.82	0.18
Earnings (loss) per share—Diluted	0.98	(2.06)	1.39	3.38	5.82	0.18
Earnings (loss) per ADS equivalent—Basic	9.78	(20.60)	14.58	34.12	58.21	1.83
Earnings (loss) per ADS equivalent—Diluted	9.78	(20.60)	13.91	33.77	58.21	1.83

Balance Sheet Data:
ROC GAAP
Current assets	19,221.0	30,515.7	49,830.0	50,682.3	59,747.3	1,882.4
Long-term investments—equity method	50.9	48.6	37.7	701.5	5,577.4	175.7
Long-term investments—cost method	—	—	46.6	185.3	373.3	11.7
Property, plant and equipment	60,695.4	65,669.6	71,045.3	100,552.5	159,743.1	5,032.9
Intangible assets	3,618.4	3,069.6	2,984.5	2,237.9	1,062.7	33.5
Other assets	3,821.2	4,096.9	5,227.3	3,711.3	4,190.6	132.0
Total assets	87,406.9	103,400.4	129,171.4	158,070.8	230,694.4	7,268.2
Current liabilities	14,707.5	19,495.4	25,204.3	39,789.6	53,600.8	1,688.7
Long-term borrowings	29,818.4	39,877.8	26,027.6	25,306.4	46,334.0	1,459.8
Other liabilities	115.8	79.9	111.4	320.3	194.0	6.1
Total liabilities	44,641.7	59,453.1	51,343.4	65,416.3	100,128.8	3,154.6
Capital stock	23,849.5	29,705.8	40,243.0	43,522.4	49,580.4	1,562.1
Total stockholders’ equity	42,765.2	43,947.3	77,828.0	92,654.5	130,565.6	4,113.6

Other Financial Data:
ROC GAAP
Gross margin(2)	18.9%	(7.4)%	16.0%	22.4%	23.6%
Operating margin(3)	4.4%	(16.7)%	10.2%	15.5%	17.0%
Net margin(4)	11.2%	(17.9)%	8.0%	14.9%	16.6%
Capital expenditures	36,901.6	13,987.3	18,035.3	39,300.6	81,868.7	2,579.4
Depreciation and amortization	5,741.3	8,880.3	12,989.9	16,294.6	25,309.3	797.4
Cash dividend paid	—	—	—	2,006.9	5,208.3	164.1
Cash flows from operating activities	2,796.5	1,215.8	20,821.7	37,041.5	49,393.6	1,556.2
Cash flows from investing activities	(36,652.1)	(15,299.5)	(18,125.0)	(40,339.4)	(87,010.2)	(2,741.3)
Cash flows from financing activities	27,471.8	16,779.5	16,754.3	(4,672.6)	37,615.2	1,185.1

The table below sets forth certain financial data under U.S. GAAP for the periods and as of the dates indicated. As more fully discussed above in the second paragraph of this section, such data reflects the application of the purchase method of accounting under U.S. GAAP, whereby only the financial data of our company are presented for the periods and as of the dates prior to September 1, 2001, the date of the completion of our merger with Unipac.

	Year Ended and As of December 31,
	2001	2002	2003	2004
	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Statement of Operations Data:
U.S. GAAP
Net sales	28,513.4	75,689.2	104,860.6	168,111.6	5,296.5
Cost of goods sold	31,491.1	66,197.1	84,940.9	135,256.0	4,261.4

Gross profit (loss)	(2,977.7)	9,492.1	19,919.7	32,855.6	1,035.1
Operating expenses	1,670.5	3,678.7	6,581.8	12,686.8	399.7

Operating income (loss)	(4,648.2)	5,813.4	13,337.9	20,168.8	635.4
Non-operating income	408.1	705.4	404.0	714.2	22.5
Non-operating expenses and losses(1)	1,100.5	1,367.9	1,256.6	2,307.1	72.6

Income (loss) before income tax	(5,340.6)	5,150.9	12,485.3	18,575.9	585.3
Income tax benefits (expenses)	(0.3)	(212.0)	3,230.1	(463.4)	(14.6)

Net income (loss)	(5,340.9)	4,938.9	15,715.4	18,112.5	570.7

Weighted average shares outstanding—Basic	1,975.4	4,012.9	4,481.1	4,765.5
Weighted average shares outstanding—Diluted	1,975.4	4,294.0	4,534.6	4,765.5
Earnings (loss) per share—Basic	(2.70)	1.23	3.51	3.80	0.12
Earnings (loss) per share—Diluted	(2.70)	1.19	3.47	3.80	0.12
Earnings (loss) per ADS equivalent—Basic	(27.04)	12.31	35.07	38.01	1.20
Earnings (loss) per ADS equivalent—Diluted	(27.04)	11.94	34.74	38.01	1.20

Balance Sheet Data:
U.S. GAAP
Current assets	30,955.9	48,967.9	51,111.2	58,254.5	1,835.4
Investments in equity-method investees	117.2	26.8	533.2	5,719.1	180.2
Investments in cost-method investees	—	46.6	185.3	412.7	13.0
Property, plant and equipment	65,592.0	72,195.3	100,283.5	159,185.3	5,015.3
Goodwill	11,599.7	11,599.7	10,946.7	10,946.7	344.9
Other intangible assets—net	10,416.1	9,281.4	7,485.4	5,260.7	165.7
Other assets	1,333.3	1,413.7	3,360.4	5,335.0	168.1
Total assets	120,014.2	143,531.4	173,905.7	245,114.0	7,722.6
Current liabilities	19,676.4	25,789.5	41,275.4	55,444.9	1,746.8
Long-term borrowings	39,054.8	25,959.1	25,306.4	46,334.1	1,459.8
Other liabilities	1,144.7	1,190.6	345.0	649.4	20.5
Total liabilities	59,875.9	52,939.2	66,926.8	102,428.4	3,227.1
Total stockholders’ equity	60,138.3	90,592.2	106,978.9	142,685.6	4,495.5

Other Financial Data:
U.S. GAAP
Gross margin(2)	(10.4)%	12.5%	19.0%	19.5%
Operating margin(3)	(16.3)%	7.7%	12.7%	12.0%
Net margin(4)	(18.7)%	6.5%	15.0%	10.8%
Capital expenditures	8,311.5	18,035.3	39,300.6	82,011.1	2,583.8
Depreciation and amortization	6,649.6	14,614.0	17,369.8	26,358.0	830.4
Cash flows from operating activities	503.1	21,227.5	36,987.3	48,943.8	1,542.0
Cash flows from investing activities	(8,067.7)	(18,549.9)	(40,339.4)	(88,001.0)	(2,772.6)
Cash flows from financing activities	12,986.3	16,773.4	(4,618.4)	38,066.2	1,199.3

(1)	Includes the cumulative effect of an accounting change of NT$0.6 million, net of tax in 2001.
(2)	Gross margin is calculated by dividing gross profit by net sales.
(3)	Operating margin is calculated by dividing operating income (loss) by net sales.
(4)	Net margin is calculated by dividing net income (loss) by net sales.

Recent Developments

Summary Interim Unaudited Unconsolidated Financial Information

In accordance with the requirements of the Taiwan Stock Exchange, we file with the Taiwan Stock Exchange unconsolidated financial statements as of and for the year-to-date period ending on March 31 and September 30. The summary interim unaudited unconsolidated financial statements as of and for the three months ended March 31, 2005 and March 31, 2004 are prepared in accordance with ROC GAAP, which differ in some material respects from U.S. GAAP. For a discussion of the material differences between ROC GAAP and U.S. GAAP as of December 31, 2002, 2003 and 2004, and for each of the years in the three-year period ended December 31, 2004, see note 22 to our audited consolidated financial statements included in our 2004 20-F. In addition, by their nature, unconsolidated financial statements are not comparable in certain material respects with consolidated financial statements and should not be compared to the consolidated financial statements for prior periods.

The unaudited unconsolidated financial statements, including the information summarized below, do not consolidate the financial position and operations of any of our subsidiaries. Instead, the unconsolidated financial statements account for our investments in our subsidiaries by using equity method accounting, which differs materially from consolidation. Other differences resulting from nonconsolidation include:

•	intercompany sales between AU Optronics Corp. and its subsidiaries are not eliminated, although profits and losses on such sales are eliminated until realized; and

•	individual assets, liabilities, revenue and expenses of unconsolidated subsidiaries are not included in the unconsolidated financial statements.

However, because we account for subsidiaries in our unconsolidated financial statements based on the equity method, our unconsolidated

•	net assets; and

•	net income

will generally be the same as in our consolidated financial statements. Other amounts in other line items may be materially different in our unconsolidated financial statements from our consolidated financial statements. For a discussion of the accounting policies used in consolidation, see note 2(a) to our audited consolidated financial statements included in our 2004 20-F.

This information includes all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Our operating results for any quarter are not necessarily indicative of our future results.

	As of and For the Three Months Ended March 31,
	2004	2005
	NT$	NT$
	(in millions, except share earnings per share or ADS data)
	(unaudited and unconsolidated)
Statement of Operations Data:
ROC GAAP
Net sales	38,536.0	38,796.1
Cost of goods sold	24,850.2	38,427.8

Gross profit	13,685.8	368.3

Selling	526.5	589.5
General and administrative	596.6	984.4
Research and development	990.3	1,243.3

Total operating expenses	2,113.4	2,817.2

Total operating income (loss)	11,572.4	(2,448.9)
Net non-operating income (expenses)	66.3	320.0

Income (loss) before income tax	11,638.7	(2,128.9)
Income tax benefit	30.5	—

Net income (loss)	11,669.2	(2,128.9)

Basic earnings (loss) per share	2.69	(0.43)
Basic earnings (loss) per ADS	26.89	(4.30)
Weighted average number of common shares outstanding (in millions)	4,340.2	4,946.0

Balance Sheet Data:
ROC GAAP
ASSETS
Cash and cash equivalents	15,864.0	14,209.6
Short-term investments	2,686.9	1,586.5
Notes and accounts receivable	23,537.6	24,382.7
Other current financial assets	555.0	461.9
Inventories	10,525.0	13,132.2
Other current assets	3,176.3	2,727.6
Total current assets	56,344.8	56,500.5
Long-term investments	5,310.2	11,713.8
Property, plant and equipment	151,873.9	229,425.6
Less accumulated depreciation	(43,585.2)	(65,310.3)
Net property, plant and equipment	108,288.7	164,115.3
Other assets	5,126.9	4,176.6
Total assets	175,070.6	236,506.2
LIABILITIES
Short-term borrowings	—	6,200.0
Accounts payable	28,207.8	28,586.5
Current installments of long-term liabilities	6,643.1	5,896.1
Other current liabilities	9,284.0	11,360.9
Total current liabilities	44,134.9	52,043.5
Long-term borrowings	26,518.8	49,836.3
Bonds payable	—	6,000.0
Other long-term liabilities	311.5	203.4
Total liabilities	70,965.2	108,083.2
SHAREHOLDERS’ EQUITY
Common stock	43,522.4	49,580.4
Capital surplus	32,197.8	45,165.1
Retained earnings	28,708.8	34,143.9
Cumulative translation adjustment	(72.6)	(215.4)
Treasury stock	(251.0)	(251.0)
Total stockholders’ equity	104,105.4	128,423.0
Total liabilities and stockholders’ equity	175,070.6	236,506.2

First Quarter 2005 and 2004 Unaudited Unconsolidated Results

Our unaudited unconsolidated net sales increased 0.7% to NT$38,796.1 million (US$1,222.3 million) for the three months ended March 31, 2005 from NT$38,536.0 million for the corresponding period in 2004 as a result of a 54.5% increase in net sales of small- and medium-size panels offset by a 2.5% decrease in net sales of large-size panels. Net sales of large-size panels decreased primarily as a result of a 33.9% decrease in average selling prices of large-size panels compared to the corresponding period in 2004, which more than offset a 47.4% increase in unit sales. The average selling price of our large-size panels decreased primarily as a result of an oversupply of panels in the TFT-LCD industry attributable to decreased demand for TFT-LCD panels and inventory build-up. Net sales of small- to medium-size panels increased primarily due to a 66.4% increase in unit sales compared to the corresponding period in 2004, partially offset by a 7.2% decrease in average selling prices for small- to medium-size panels primarily resulting from a shift in product mix.

Cost of goods sold increased 54.6% to NT$38,427.8 million (US$1,210.7 million) for the three months ended March 31, 2005 from NT$24,850.2 million for the corresponding period in 2004. This increase primarily resulted from an increase in our unit sales and capacity expansion, including increases in raw materials and component costs, direct labor costs and overhead expenses. Raw materials and component costs increased 59.6% compared to the corresponding period in 2004, primarily as a result of an increase in unit sales. Direct labor costs increased 28.4% compared to the corresponding period in 2004, primarily as a result of increased headcount due to the expansion of our operations. Overhead expenses, including depreciation and amortization expenses, increased 47.2% compared to the corresponding period in 2004, primarily due to our increased production capacity and the ramp-up of our sixth-generation fab.

Operating expenses increased 33.3% to NT$2,817.2 million (US$88.8 million) for the three months ended March 31, 2005 from NT$2,113.4 million for the corresponding period in 2004, primarily because of an increase in unit sales of our panels, costs associated with increasing our production capacity and an expanded research and development effort. General and administrative expenses increased 65.0% compared to the corresponding period in 2004, as a result of the costs associated with the ramp-up of our sixth-generation fab prior to commercial production. General and administrative expenses as a percentage of net sales increased to 2.5% from 1.5% for the corresponding period in 2004. Research and development expenses increased 25.5% compared to the corresponding period in 2004, primarily as a result of expansion of our research and development efforts, including our new AUO Technology Center. Research and development expenses as a percentage of net sales increased to 3.2% from 2.6% for the corresponding period in 2004. Selling expenses increased 12.0% compared to the corresponding period in 2004, primarily as a result of increases in selling commissions, transportation costs and marketing expenses as a result of increased sales. Selling expenses as a percentage of net sales increased to 1.5% from 1.4% for the corresponding period in 2004.

As a result of the foregoing, we recorded a net loss of NT$2,128.9 million (US$67.1 million) for the three months ended March 31, 2005, compared to net income of NT$11,669.2 million for the corresponding period in 2004.

Second Quarter 2005 Unaudited Net Sales

Subject to final review by our independent registered public accounting firm, our unaudited unconsolidated net sales for the three months ended June 30, 2005 were NT$46,214.4 million (US$1,456.0 million), an increase of 19.1% compared to unaudited unconsolidated net sales of

NT$38,796.1 million for the three months ended March 31, 2005. Our unaudited consolidated net sales for the three months ended June 30, 2005 were NT$46,247 million.

On an unconsolidated basis, the increase in net sales was primarily due to a 16.6% increase in unit sales for large-size panels and a 36.9% increase in unit sales for small- to medium-size panels, for the three months ended June 30, 2005 compared to the three months ended March 31, 2005. Unit sales of large-size panels were 7.04 million panels, and unit sales for small- to medium-size panels were 11.83 million panels, for the three months ended June 30, 2005. In addition, average selling prices of large-size panels increased slightly by 2.0% for the three months ended June 30, 2005 compared to the three months ended March 31, 2005 primarily as a result of a shift in product mix towards larger-size panels.

Subject to final review by our independent registered public accounting firm, we expect that our unconsolidated operating income for the second quarter of 2005 will improve compared to the first quarter of 2005 to approximately breakeven.

Unaudited Net Sales for June and the Six Months Ended June 30, 2005

On July 7, 2005, we announced unaudited preliminary net sales information for June 2005 and the six months ended June 30, 2005. For the month of June 2005, unconsolidated net sales were NT$15,953 million and consolidated net sales were NT$15,954 million.

Unaudited consolidated unit sales of large-size panels in June 2005 totaled 2.37 million, similar to the level in May 2005. Unaudited consolidated unit sales of small- and medium-size panels decreased by 7.3% compared to May 2005 to a total of 3.68 million due to product mix change.

Assisted by the smooth ramp-up of our sixth-generation fab, LCD TV panel unit sales in June 2005 exceeded 300,000 panels, of which over 75,000 were 32-inch panels.

Unconsolidated net sales and consolidated net sales for the month of June 2005 increased by 3.7% compared to May 2005. Compared to June 2004, unconsolidated net sales increased by 0.6% in June 2005, while consolidated net sales rose 0.5%

In the six months ended June 30, 2005, unconsolidated net sales were NT$85,010 million, a decrease of 2.2% compared to net sales of NT$86,880 million in the six months ended June 30, 2004. On a consolidated basis, net sales for the six months ended June 30, 2005 were NT$85,084 million, a decrease of 5.3% compared to net sales of NT$89,861 million for the six months ended June 30, 2004.

Average Selling Prices

The average selling prices of our large-size panels, calculated on a consolidated basis, increased by 12.1% in the first half of 2004. However, beginning in the third quarter of 2004, the average selling prices of our large-size panels dropped sharply, decreasing by 22.2% in the third quarter of 2004, decreasing by 17.1% in the fourth quarter of 2004 and further decreasing by 6.5% in the first quarter of 2005. These substantial decreases in our average selling prices have reduced our gross margin significantly and have led to our net losses in the fourth quarter of 2004 and the first quarter of 2005.

2005 Annual Shareholders’ Meeting; Dividends

A cash dividend of NT$1.2 per share and a stock dividend of NT$0.9 per share for the fiscal year 2004 were approved by our shareholders at our shareholders’ meeting held on June 14, 2005. Holders of ADSs sold in this offering will not be entitled to dividends in respect of the year ended December 31, 2004.

In addition, our shareholders approved the distribution of NT$973.6 million (US$30.7 million) for employee stock bonuses, NT$649.1 million (US$20.5 million) for employee cash bonuses and NT$37.4 million (US$1.2 million) for director and supervisor compensation in 2005 with respect to 2004. The aggregate compensation paid in 2004 to our executive officers for their services was approximately NT$80.4 million (US$2.5 million).

Other Recent Developments

On June 30, 2005, we entered into a patent assignment agreement with International Business Machines Corp., or IBM, under which approximately 170 United States patents relating to TFT-LCD technology, together with the counterpart patents in Japan, Korea, Taiwan, and other countries, will be transferred to us. With the patents assigned, the number of our United States patents will increase from approximately 200 to approximately 370. We also entered into a patent cross license agreement with IBM, under which IBM granted to us the license to use certain of their patented technology and we granted to IBM the license to use certain of our patented technology.

On July 6, 2005, we entered into a patent cross license agreement with Sharp Corporation relating to PC application-related liquid crystal display products, which takes effect as of July 1, 2005. The parties agree that Sharp Corporation will dismiss the lawsuits it has filed against us and our customers in various jurisdictions, including the United States District Court for the Northern District of California and the United States District Court for the Central District of California, in accordance with the terms and conditions of the patent cross license agreement.

We expect to enter into a seven-year syndicated financing facility in the next few weeks, providing for credit facilities in an aggregate principal amount equivalent to approximately NT$40-45 billion. We expect to use the proceeds from any drawdowns under the facility to finance our expansion plans and to purchase machinery and equipment for our fabs.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. In particular, as we are a non-U.S. company, there are risks associated with investing in our ADSs that are not typical with investments in the shares of U.S. companies. Before making an investment decision, you should carefully consider all of the information contained in this prospectus and our 2004 20-F.

Risks Relating to Our Financial Condition, Business and Industry

The industry in which we operate is cyclical. As a result, price fluctuations in response to supply and demand imbalances could harm our results of operations.

The thin film transistor liquid crystal display, or TFT-LCD, industry in general is characterized by cyclical market conditions. The industry has been subject to significant and rapid downturns as a result of an imbalance between excess supply and a slowdown in demand, resulting in sharp declines in average selling prices. For example, the significant increase in the average selling prices of large-size panels in the first half of 2002 was followed by a slowdown in demand growth in the second half of 2002, which in turn resulted in excess supply in the market and caused sharp declines in prices in that period.

As a result, the average selling prices of our large-size panels decreased by 13.0% between the second quarter and the third quarter of 2002 and further decreased by 21.7% between the third quarter and the fourth quarter of 2002. There was a recovery in the average selling prices of large-size panels in 2003, with average selling prices of our large-size panels increasing by 17.3% between the first quarter of 2003 and the fourth quarter of 2003. Average selling prices of our large-size panels increased by 12.1% between the fourth quarter of 2003 and the second quarter of 2004 which was followed by a sharp decrease of 22.2% between the second quarter and third quarter of 2004 and a further decrease of 17.1% between the third quarter and fourth quarter of 2004. Average selling prices of our large-size panels decreased by 6.5% between the fourth quarter of 2004 and the first quarter of 2005. Capacity expansion currently being undertaken or anticipated in the TFT-LCD industry has led to excess capacity and could continue to lead to a future period or periods of general excess capacity in the industry. For example, it is expected that as additional capacity provided by fifth-, sixth- and future generation fabs becomes available, the TFT-LCD industry may face excess capacity. We cannot assure you that any continuing or further decrease in average selling prices or future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such continuation, decrease or downturn would not seriously harm our business, financial condition and results of operations.

Our ability to maintain or increase our revenues will be highly dependent upon our ability to maintain market share, increase unit sales of existing products, and introduce and sell new products that compensate for the anticipated fluctuation and long-term declines in the average selling prices of our existing products. We cannot assure you that we will be able to maintain or expand market share, increase unit sales, and introduce and sell new products, to the extent necessary to compensate for market oversupply.

We experienced a net loss in 2001 and the first quarter of 2005. Although we were profitable in 2002, 2003 and 2004, if we are not profitable in 2005 or beyond, the value of the ADSs and our common shares may be negatively affected.

We experienced a net loss in 2001 and the first quarter of 2005 due principally to a decline in the average selling prices of our products and lower utilization at our facilities caused by an oversupply of

TFT-LCD panels in the market. The decline in average selling prices resulted in a decrease in our gross margins. We expect that average selling prices for many of our existing products will continue to decline over the long term. If we are not able to reduce our costs of manufacturing these panels to offset expected declines in average selling prices and maintain a high capacity utilization rate, our gross margin will continue to decline, which could seriously harm our business and reduce the value of our equity securities. Although we were profitable in 2002, 2003 and 2004, we cannot assure you that we will be profitable in 2005 or beyond.

Our future net sales, gross profit and operating income may vary significantly due to a combination of factors, including, but not limited to:

•	Our ability to develop and introduce new products to meet customers’ needs in a timely manner. The inability to develop or introduce new products in a timely manner may hurt our competitive position because customers may choose to source more advanced products from competitors.

•	Our ability to develop or acquire and implement new manufacturing processes and product technologies. If we are unable to implement successfully new manufacturing processes and product technologies in a timely manner, our competitors may seize new opportunities in new markets.

•	Our ability to control our fixed and variable costs and operating expenses. Increased fixed and variable costs and operating expenses may reduce our profitability and adversely affect our results of operations.

•	Changes in our product mix or those of our customers. When our customers or we discontinue a product or experience production problems with new products, our results of operations may fluctuate.

•	Our ability to obtain raw materials and components at acceptable prices and in a timely manner. A shortage in raw materials and components could result in increased raw materials and components costs and put downward pressure on gross margins as well as cause delays to our production and delivery schedules, which may result in the loss of customers and revenues.

•	Lower than expected growth in demand for TFT-LCD panels resulting in oversupply in the market. When oversupply conditions occur, we may reduce the price of our panels to maintain high capacity utilization rates or reduce the volume of our production.

Our results of operations fluctuate from quarter to quarter, which makes it difficult to predict our future performance.

Our results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations may be negatively affected by:

•	the cyclical nature of both the TFT-LCD industry, including fluctuations in average selling prices, and the markets served by our customers;

•	the speed at which we and our competitors expand production capacity;

•	access to raw materials and components, equipment, electricity, water and other required utilities on a timely and economical basis;

•	technological changes;

•	the loss of a key customer or the postponement of orders from a key customer;

•	changes in end users’ spending patterns;

•	the rescheduling and cancellation of large orders;

•	our customers’ adjustments in their inventory; and

•	natural disasters, such as typhoons and earthquakes, and industrial accidents, such as fires and power failures, as well as geo-political instability as a result of terrorism or political or military conflicts.

Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter-to-quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our business, financial condition and results of operations. In addition, our results of operations may be below the expectations of public market analysts and investors in some future periods, which may result in a decline in the price of the ADSs or common shares.

Our results of operations may be adversely affected if we cannot introduce new products on a timely basis or if our new products do not gain market acceptance.

Early product development by itself does not guarantee the success of a new product. Success also depends on other factors such as product acceptance by the market. For example, although TFT-LCD technology was initially introduced commercially in the early 1990s, this technology began to gain wide market acceptance only in the last few years, especially in the consumer electronics sector. New products are developed in anticipation of future demand. Our delay in the development of commercially successful products with anticipated technological advancement may adversely affect our business. We cannot assure you that the launch of any new products will be successful, or that we will be able to produce sufficient quantities of these products to meet market demand.

We plan to continue to expand our operations to meet the needs of high-growth applications in computer products, consumer electronics, LCD television and other markets as demand increases. Because these products, such as mobile phones, portable game consoles, digital cameras and LCD television, are expected to be marketed to a diversified group of end-users with demands for different specifications, functions and prices, we have developed different marketing strategies to promote our panels for these products. We cannot assure you that our strategy to expand our market share for these panels will be successful. If we fail to successfully market panels for these products, our results of operations will be adversely affected.

Our net sales and results of operations may suffer if there is a downturn in the demand for, or a further decrease in the average selling prices of, panels for computer products.

A significant percentage of our net sales is derived from customers who use our TFT-LCD panels in computer products such as notebook computers and desktop monitors. Net sales of panels for computer products represented 88.3%, 85.2% and 78.1% of our net sales in 2002, 2003 and 2004, respectively. Demand for our panels for computer products is affected by numerous factors, including the general demand of the end-use markets and price attractiveness. For example, demand for desktop monitors is affected by the rate of substitution of TFT-LCD monitors for cathode ray tube, or CRT, monitors. We believe that a significant percentage of our net sales is, and will continue to be, derived from end users purchasing TFT-LCD monitors to replace their existing CRT monitors. The rate of substitution of TFT-LCD monitors for CRT monitors may be affected by a general slowdown in the global economy or a change in the average selling prices of such products which may also adversely affect the demand. In addition, since most brand companies sell their computer products bundled with TFT-LCD monitors, a change in the bundling policy of brand companies could also reduce the demand for our products. Demand for notebook computer displays may be affected by various factors, including a slowdown in information technology spending by corporations as well as a decrease in consumer spending as a result of a general slowdown in the global economy. Demand for notebook computers is also affected by price changes. A slowdown in the demand for notebook computers could adversely affect the number of panels sold and the average selling prices for our notebook computer panels.

If the demand for LCD television or consumer electronics products, or our market share in such end-use markets, does not grow as expected, our business prospects and results of operations may suffer.

Although panels for use in LCD television and consumer electronics products accounted for a small percentage of our net sales in 2004, we believe that such end-use markets present opportunities for growth. As end users may find LCD television attractive because of their thin size as compared to traditional CRT televisions, we believe that a substantial portion of our sales growth will be derived from end users purchasing LCD televisions as additional televisions or to replace traditional CRT televisions. We have installed, and we expect to continue to install, production capacity in anticipation of increased demand for LCD television generated as a result of the growing market acceptance of LCD television. As a result, if end users purchase LCD televisions at a slower rate than we expect, we may not be able to maintain high utilization rates of the capacity installed or allocated to manufacture panels for LCD television. In addition, we may face greater than expected downward pricing pressures for our panels used for LCD television and other applications as a result of excess supply of such panels due to excess capacity or as a result of price competition by competitors seeking to stimulate demand in order to maintain or increase market share. We also manufacture panels for use in consumer electronics products. Demand for consumer electronics products that use TFT-LCD panels may be adversely affected by numerous factors, including a slowdown in general economic conditions and a change in price. If there is a slowdown in the demand for LCD television or consumer electronics products that use TFT-LCD panels, our business prospects and results of operations may suffer.

If we are unable to maintain high capacity utilization rates, our profitability will be adversely affected.

High capacity utilization rates allow us to allocate fixed costs over a greater number of panels produced. Increases or decreases in capacity utilization rates can significantly impact our gross margins. Accordingly, our ability to maintain or improve our gross margins will continue to depend, in part, on maintaining high capacity utilization rates. In turn, our ability to maintain high capacity utilization will depend on the ramp-up progress of our advanced production facilities and our ability to efficiently and effectively allocate production capacity among our product lines, as well as the demand for our products and our ability to offer products that meet our customers’ requirements at competitive prices. Although we maintained high capacity utilization rates in 2003 and 2004 and, in particular, have been successful to date in the ramp-up of our fifth-generation fabs, our results of operations in the past have been negatively affected by low capacity utilization. We cannot assure you that we will be able to maintain high capacity utilization rates through 2005 or beyond. If demand for our products does not meet our expectations, our capacity utilization will decrease and our gross margins will suffer.

We depend on a small number of customers for a substantial portion of our net sales, and a loss of any one of these customers, or a significant decrease in orders from any of these customers, would result in the loss of a significant portion of our net sales.

We are dependent on a small number of customers for a substantial portion of our business. In 2002, 2003 and 2004, our five largest customers accounted for 39.3%, 43.6% and 35.1%, respectively, of our net sales. In addition, certain customers individually accounted for more than 10% of our net sales in each of the last three years. BenQ Corporation, or BenQ, and its subsidiaries accounted for 20.8%, 20.9% and 19.9% of our net sales in 2002, 2003 and 2004, respectively. As some of our major customers are brand companies which also provide original equipment manufacturing services for other brand companies, such as BenQ, our panels shipped to these customers include both panels ordered for their own account as well as panels ordered by or on behalf of their brand company customers.

In recent years, our largest customers have varied due to changes in our product mix. We expect that we will continue to depend on a relatively small number of customers for a significant portion of our net sales and may continue to experience fluctuations in the distribution of our sales among our largest customers as we periodically adjust our product mix. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. If any of our significant customers reduces, delays or cancels its orders, our business could be seriously harmed. Similarly, a failure to manufacture sufficient quantities of panels to meet the demands of these customers may cause us to lose customers or market share and our business may suffer as a result.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future revenues and allocate capacity efficiently and in a timely manner.

Our customers generally provide rolling forecasts four to six months in advance of, and do not place firm purchase orders until one month before, the expected shipment date. In addition, due to the cyclical nature of the TFT-LCD industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog. The lack of significant backlog makes it difficult for us to forecast our revenues in future periods. Moreover, we incur expenses and adjust inventory levels of raw materials and components based in part on customers’ forecast, and we may be unable to allocate production capacity in a timely manner to compensate for shortfalls in sales. We expect that, in the future, our sales in any quarter will continue to be substantially dependent upon purchase orders received in that quarter. The inability to adjust production costs, to obtain necessary raw materials and components or to allocate production capacity quickly to respond to the demand for our products may affect our ability to maximize results of operations, which may result in a negative impact on the value of your investment in the ADSs or our common shares.

Our future competitiveness and growth prospects could be adversely affected if we are unable to complete the construction and installation of our 7.5-generation fab as scheduled or encounter unforeseen disruptions in manufacturing at our 7.5-generation fab.

In the third quarter of 2004, we commenced construction of our 7.5-generation fab that is designed to process substrates of 1,950 mm x 2,250 mm, which is the optimal size for the production of panels larger than 40-inches. Based on our current schedule, we plan to begin installation of machinery and equipment in the second quarter of 2006 and begin commercial production in the fourth quarter of 2006. The successful completion of our 7.5-generation fab is dependent upon a number of factors, including: timely delivery of equipment and machinery and the hiring and training of new skilled personnel. Although we believe that we have the internal capabilities and know-how to construct, install and operate a 7.5-generation fab, no assurances can be given that we will be successful in establishing our 7.5-generation fab. We cannot assure you that we will be able to obtain from third parties, if necessary, the technology, intellectual property or know-how that may be required for a 7.5-generation fab on acceptable terms. In addition, delays in the delivery of equipment and machinery as a result of increased demand for such equipment and machinery or the delivery of equipment and machinery that do not meet our specifications could delay the establishment of our 7.5-generation fab. In addition, the manufacturing processes for TFT-LCD panels are highly complex and potentially vulnerable to disruptions. In particular, the manufacturing processes for 7.5-generation fabs are currently untested. If we are unable to complete our 7.5-generation fab as scheduled, or face unforeseen disruptions in the manufacturing processes, we may not be able to realize the potential gains from the manufacturing of 7.5-generation fabs and may face disruptions in capturing the growth opportunities associated with the expected expansion of the market for LCD TV panels.

If capital resources required for our expansion plans are not available, we may be unable to implement successfully our business strategy.

Historically, we have been able to finance our capital expenditures through cash flow from our operating activities and financing activities, including the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. Our ability to expand our production facilities and establish next generation fabs will continue to largely depend on our ability to obtain sufficient cash flow from operations as well as external funding. We expect to make substantial capital expenditures in connection with the expansion of our production capacity, including investments in 2005 in connection with the ramp-up of our sixth-generation fab, the establishment of a third fifth-generation fab, a 7.5-generation fab and our third in-house color filter production facility. These capital expenditures will be made well in advance of any additional sales to be generated from these expenditures. We may lose market share if we do not have the capital resources to complete our expansion plans or if our actual expenditures exceed planned expenditures for any number of reasons, including changes in:

•	our growth plan;

•	manufacturing process and product technologies;

•	market conditions;

•	prices of equipment; and

•	interest rates and foreign exchange rates.

We cannot assure you that required additional financing will be available to us on satisfactory terms, if at all. If adequate funds are not available on satisfactory terms at appropriate times, we may have to curtail our expansion plans, which could result in a loss of customers, adversely affect our ability to implement successfully our business strategy and limit the growth of our business.

We operate in a highly competitive environment, and we may not be able to sustain our current market position if we fail to compete successfully.

The markets for our products are highly competitive. We experience pressure on our prices and profit margins, due largely to additional and growing industry capacity from competitors in Taiwan, Korea and Japan. The ability to manufacture on a large scale with greater cost efficiencies is a competitive advantage in our industry. Some of our competitors have greater access to capital and substantially greater production, research and development, intellectual property, marketing and other resources than we do. Some of our competitors have announced their plans to develop, and have already invested substantial resources in, sixth- or higher generation capacity. Our competitors may be able to introduce products manufactured using such capacity in advance of our schedule. In addition, some of our larger competitors have more extensive intellectual property portfolios than ours, which they may use to their advantage when negotiating cross-licensing agreements for technologies. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

The principal elements of competition in the TFT-LCD industry include:

•	price;

•	product performance features and quality;

•	customer service, including product design support;

•	ability to reduce production cost;

•	ability to provide sufficient quantity of products to fulfill customers’ needs;

•	research and development;

•	time-to-market; and

•	access to capital.

Our ability to compete successfully in the TFT-LCD industry also depends on factors beyond our control, including industry and general economic conditions.

If brand companies do not continue to outsource the manufacturing of their products to original equipment manufacturing service providers with production operations in Taiwan or the PRC, our sales and results of operations could be adversely affected.

In recent years, brand companies have increasingly outsourced the manufacturing of their products to original equipment manufacturing service providers in Taiwan, or such providers with part or all of their production operations in the PRC. We believe that we have benefited from this outsourcing trend in large part due to our production locations in both Taiwan and the PRC, which has allowed us to coordinate better our production and services with our customers’ requirements, especially in the areas of delivery time and product design support. We cannot assure you that this outsourcing trend will continue. If brand companies do not continue to outsource the manufacturing of their products to original equipment manufacturing service providers with their production operations in Taiwan or the PRC, our sales and results of operations could be adversely affected.

If we are unable to manage our growth effectively, our business could be negatively affected.

We have experienced, and expect to continue to experience, growth in the scope and complexity of our operations and in the number of our employees. For example, we are currently devoting significant resources to the ramp-up of our sixth-generation fab, the establishment of a third fifth-generation fab, a 7.5-generation fab and our third in-house color filter production facility. This growth may strain our existing managerial, financial and other resources. In order to manage our growth, we must continue to implement additional operating and financial controls and hire and train additional personnel for these functions. We cannot assure you that we will be able to do so in the future, and our failure to do so could jeopardize our expansion plans and seriously harm our operations.

The loss of any key management personnel or the undue distraction of any such personnel may disrupt our business.

Our success depends largely upon the continued services of key senior management, including our Chairman, President and Chief Executive Officer. We do not carry key person life insurance on any of our senior management personnel. If we lose the services of key senior management personnel, we may not be able to find suitable replacements or integrate replacement personnel in a timely manner or at all, which would seriously harm our business. In addition, our continuing growth will, to a large extent, depend on the attention of key management personnel to our daily affairs. For the foreseeable future, we expect that Mr. Kuen-Yao (K.Y.) Lee’s time will be divided between serving as Chairman and Chief Executive Officer of our company and Chairman and Chief Executive Officer of BenQ. If Mr. Kuen-Yao (K.Y.) Lee is not able to devote enough time to our company, our operations may be negatively affected.

If we are not able to attract and retain skilled technical personnel, including research and development and other personnel, our operations and expansion plans would be adversely affected.

Our success depends on our ability to attract and retain skilled employees, particularly engineering and technical personnel in the research and development and manufacturing processing areas. In 2004, we established a new flat panel display research and development center, the AUO Technology Center, in Hsinchu Science Park. The 684,000 square foot, nine-storey research center houses eight to 16 research labs, advanced training facilities and is expected to accommodate over 1,000 research engineers. We are also planning the establishment of a professional on-the-job training facility for employees, the AUO Learning Center. Without a sufficient number of skilled employees, our operations and production quality would suffer. Competition for qualified technical personnel and operators in Taiwan is intense and the replacement of skilled employees is difficult. We may encounter this problem in the future, as we require increased numbers of skilled employees for our expansion. If we are unable to attract and retain our technical personnel and other employees, this may adversely affect our business, and our operating efficiency may deteriorate.

Potential conflicts of interest with BenQ may cause us to lose opportunities to expand and improve our operations.

We face potential conflicts of interest with BenQ. BenQ is our largest shareholder, owning directly and indirectly 13.32% of our outstanding common shares as of July 1, 2005, and is also one of our largest customers. BenQ and its subsidiaries accounted for 20.8%, 20.9% and 19.9% of our net sales in 2002, 2003 and 2004, respectively. BenQ’s substantial interest in our company may lead to conflicts of interest affecting our sales decisions or allocations. In addition, as of July 1, 2005, three of our nine directors and one of our three supervisors are representatives of BenQ, and Mr. Kuen-Yao (K.Y.) Lee, our Chairman and Chief Executive Officer, is also Chairman and Chief Executive Officer of BenQ. As a result, conflicts of interest between their duties to BenQ and us may arise.

We cannot assure you that when conflicts of interest arise with respect to representatives of BenQ, the conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities, including opportunities that are never brought to our attention, or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still be unable to attest to our management’s assessment or may issue a report that concludes that our internal controls over financial reporting are not effective. Furthermore, during the course of the evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Risks Relating to Manufacturing

Our manufacturing processes are highly complex, costly and potentially vulnerable to disruptions that can significantly increase our production costs and delay product shipments to our customers.

Our manufacturing processes are highly complex, require advanced and costly equipment and are periodically modified to improve manufacturing yields and production efficiency. We face the risk of production difficulties from time to time that could cause delivery delays and reduced production yields. These production difficulties include capacity constraints, construction delays, difficulties in upgrading or expanding existing facilities, difficulties in changing our manufacturing technology and delays in the delivery or relocation of specialized equipment. We may encounter many of these difficulties in connection with the planned establishment of our third fifth-generation fab and our 7.5-generation fab, and the ramp-up of production capacity for our sixth-generation fab. We may also encounter these difficulties in connection with the establishment of our third in-house color filter production facilities as well as the adoption of new manufacturing process technologies. We cannot assure you that we will be able to complete our third fifth-generation fab, our 7.5-generation fab, our third in-house color filter production facilities, and the ramp-up of our sixth-generation fab without material delays or difficulties, or that we will not encounter manufacturing difficulties in the future.

If we are unable to obtain raw materials and components in suitable quantity and quality from our suppliers, our production schedules would be delayed and we may lose substantial customers.

Raw materials and component costs represent a substantial portion of our cost of goods sold. We must obtain sufficient quantities of high quality raw materials and components at acceptable prices and in a timely manner. We source most of our raw materials and components, including critical materials like color filters, driver integrated circuits, cold cathode fluorescent lamps, or CCFL, and polarizer and glass substrates, from a limited group of suppliers, both foreign and domestic. In 2001, we experienced a shortage of glass substrates due to the closure of the production facility of one of our two major suppliers of glass substrates. In addition, there was a shortage in the supply of color filters and glass substrates beginning in the second half of 2003 which continued into 2004. In addition, based on announced plans for new TFT-LCD production capacity, there could also be a shortage in the supply of driver integrated circuits, polarizer and CCFL. Our operations would be adversely affected if we could not obtain raw materials and components in sufficient quantity and quality at acceptable prices. We may also experience difficulties in sourcing adequate supplies for our operations if there is a ramp-up of production capacity by TFT-LCD manufacturers, including our company, without a corresponding increase in the supply of raw materials and components. The impact of any material shortage in raw materials and components will be magnified as we establish new fabs and continue to increase our production capacity.

Although approximately 37.4% of our raw materials and components was sourced locally in Taiwan in 2004, we depend on supplies of certain principal raw materials and components from suppliers in Japan. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and components and other supplies of an acceptable quality in the future. Our inability to obtain high-quality raw materials and components in a timely and cost-effective manner may cause us to delay our production and delivery schedules, which may result in the loss of our customers and revenues.

If we are unable to obtain equipment from our suppliers, we may be forced to delay our expansion plans.

We have purchased, and expect to purchase, a substantial portion of our equipment from foreign suppliers, especially for our planned 7.5-generation fab. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by equipment vendors. For example, in the past, increased demand for equipment caused some equipment suppliers to satisfy only partially our equipment orders in the normal time frame. The unavailability of equipment, delays in the delivery of equipment or the delivery of equipment that does not meet our specifications could delay implementation of our expansion plans and impair our ability to meet customer orders. If we are unable to implement our expansion plans on schedule or in line with customer expectations, our business may suffer.

If we are unable to manufacture successfully our products within the acceptable range of quality, our results of operations will be adversely affected.

TFT-LCD manufacturing processes are complex and involve a number of precise steps. Defective production can result from a number of factors, including:

•	the level of contaminants in the manufacturing environment;

•	human error;

•	equipment malfunction;

•	use of substandard raw materials and components; and

•	inadequate sample testing.

From time to time, we have experienced, and may in the future experience, lower than anticipated production yields as a result of the above factors, particularly in connection with the expansion of our capacity or change in our manufacturing processes. In addition, our production yield on new products will be lower than average as we develop the necessary expertise and experience to produce those products. If we fail to maintain high production yields and high quality production standards, our reputation may suffer and our customers may cancel their orders or return our panels for rework, which will negatively affect our results of operations.

If we violate environmental regulations, we may be subject to fines or restrictions that could cause our operations to be delayed or interrupted and our business to suffer.

Our operations can expose us to the risk of environmental claims which could result in damages awarded or fines imposed against us. We must comply with regulations relating to storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials and wastes resulting from our manufacturing processes. We incurred small fines in December 2002 and October 2003 for non-compliance with a waste storage-labeling requirement. In June 2004, we also incurred small fines for failure to update our air pollution emission permit.

Future changes to existing environmental regulations or unknown contamination of our sites, including contamination by prior owners and operators of our sites, may give rise to additional compliance costs or potential exposure to liability for environmental claims that may seriously affect our business, financial condition and results of operations.

Risks Relating to Our Technologies and Intellectual Property

If we cannot successfully introduce, develop or acquire advanced technologies, our profitability may suffer.

Technology and industry standards in the TFT-LCD industry evolve quickly, resulting in steep price declines in the advanced stages of a product’s life cycle. To remain competitive, we must continually develop or acquire advanced manufacturing process technologies and build next generation fabs to lower production costs and enable timely release of new products. In addition, we expect to utilize other display technologies, such as organic light-emitting diode, or OLED, and low temperature poly-silicon, or LTPS, technologies to develop new products. Our ability to manufacture products by utilizing more advanced manufacturing process technologies to increase production efficiency will be critical to our sustained competitiveness. We plan to invest a substantial amount of capital to ramp-up our sixth-generation fab, establish a third fifth-generation fab and a 7.5-generation fab and have committed significant management resources to develop color filter production facilities. However, we cannot assure you that we will be successful in completing the development of the sixth-generation fab or other future technologies for our fabs, or that we will be able to complete them without material delays or at the expected costs. If we fail to do so, our results of operations and financial condition may be materially and adversely affected. We also cannot assure you that there will be no material delays in connection with our efforts to develop new technology and manufacture more technologically advanced products. If we fail to develop or make advancements in product technologies or manufacturing process technologies on a timely basis, we may become less competitive.

Other flat panel display technologies or alternative display technologies could render our products uncompetitive.

We currently manufacture products primarily using TFT-LCD technology, which is currently one of the most commonly used flat panel display technologies. We may face competition from flat panel display manufacturers utilizing alternative flat panel technologies, including plasma discharge panel, or PDP, and OLED technologies. Currently, PDP technology is primarily used to produce panels larger than 30-inches for use in television, as compared to the TFT-LCD technology primarily used to produce panels less than 40-inches for use in monitors, notebooks and LCD television. However, as the demand for LCD televisions with panel sizes as large as that of televisions using PDP technology continues to grow, competition between these two technologies is likely in the large-size television market. Another commercially available flat panel technology is OLED. OLED technology is currently primarily used, and is beginning to compete with TFT-LCD technology, in small- to medium-size applications, such as mobile phones and digital still cameras. Future development of OLED technology may also allow it to compete with TFT-LCD technology in larger applications such as monitors, notebooks and LCD television and render our products uncompetitive. In addition, there are other alternative flat panel technologies currently in the research and development stage, such as field emission display, or FED, inorganic electroluminescent, IEL, and surface-conduction electron-emitter, or SED, display technologies. If the various alternative flat panel technologies currently commercially available or in the research and development stage are developed to have better price-to-performance ratios, such technologies may compete with TFT-LCD technology and render our products uncompetitive.

We also face competition from alternative display technologies, particularly those utilizing projection technology, such as front digital mirror device projector, digital light processing projector, LCD projector and liquid crystal on silicon projector technologies. These alternative forms of display technology may be competitive in terms of price to performance ratio. If alternative display technologies gain a larger market share in the market for large-size television, our business prospects may be adversely affected.

If we lose the support of our technology partners or the legal rights to use our licensed manufacturing process or product technologies, our business may suffer.

Enhancing our manufacturing process and product technologies is critical to our ability to provide high quality products to our customers at competitive prices. We intend to continue to advance our manufacturing process and product technologies through internal research and development and licensing from other companies. We currently have major licensing arrangements with Matsushita, Fujitsu Display Technologies Corporation, or FDTC, Semiconductor Energy Laboratory Co., Ltd., or SEL, Toppan Printing Co., Ltd., or Toppan, and other companies for product and manufacturing process technologies used to produce a substantial number of our TFT-LCD panels. These agreements are typically for terms of five to seven years. If we are unable to renew our technology licensing arrangements with some or all of these companies on mutually beneficial economic terms, we may lose the legal right to use certain of the processes and designs which we may have employed to manufacture our products. Similarly, if we cannot license or otherwise acquire or develop new manufacturing process and product technologies that are critical to the development of our business or products, we may lose important customers because we are unable to continue providing our customers with products based on advanced manufacturing process and product technologies.

We have entered into patent and intellectual property license agreements that require periodic royalty payments. In the future, we may need to obtain additional patent licenses or renew existing license agreements. We cannot assure you that these license agreements can be obtained or renewed on acceptable terms. If these license agreements are not obtained or renewed on acceptable terms, our business and future results of operations may be materially and adversely affected.

Disputes over intellectual property rights could be costly and deprive us of the technology to stay competitive.

As technology is an integral part of our manufacturing process and product, we have, in the past, received communications alleging that our products or processes infringe product or manufacturing process technology rights held by others, and expect to continue to receive such communications. We are currently involved in intellectual property disputes with several companies. See “Item 8. Financial Information—Litigation” in our 2004 20-F. There is no means of knowing all of the patent applications that have been filed in the United States or elsewhere and whether, if the applications are granted, such patents would have a material adverse effect on our business. If any third party were to make valid intellectual property infringement claims against our customers or us, we may be required to:

•	discontinue using disputed manufacturing process technologies;

•	pay substantial monetary damages;

•	seek to develop non-infringing technologies, which may not be feasible; or

•	seek to acquire licenses to the infringed technology, which may not be available on commercially reasonable terms, if at all.

If our products or manufacturing processes are found to infringe third-party rights, we may be subject to significant liabilities and be required to change our manufacturing processes or products. This could restrict us from making, using, selling or exporting some of our products, which could in turn materially and adversely affect our business and financial condition. In addition, any litigation, whether to enforce our patents or other intellectual property rights or to defend ourselves against claims that we have infringed the intellectual property rights of others, could materially and adversely affect our results of operations because of the management attention required and legal costs incurred.

Our ability to compete will be harmed if we are unable to adequately protect our intellectual property.

We believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely primarily on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. As of July 13, 2005, we had 668 U.S. patent applications pending, 921 Taiwan patent applications pending and 1,326 patents pending in other jurisdictions. Our pending patent applications and any future applications may not result in issued patents or may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business.

Political, Geographical and Economic Risks

Due to the location of our operations in Taiwan and the PRC, we and many of our customers and suppliers are vulnerable to natural disasters and other events outside of our control, which may seriously disrupt our operations.

Most of our existing manufacturing operations, and the operations of many of our customers and suppliers, are located in Taiwan, which is vulnerable to natural disasters. In 2004, approximately 40.6% of our net sales was derived from Taiwan-based customers. In addition, we have expanded our module assembly operations to the PRC since July 2002. Our module-assembly operations in the PRC, and the operations of many of our customers and suppliers in that area, may also be vulnerable to natural disasters. As a result of this geographic concentration, disruption of operations at our fabs or the facilities of our customers and suppliers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes or other natural disasters, could cause delays in production and shipments of our products. Any delays or disruptions could result in our customers seeking to source TFT-LCD panels from other manufacturers. For instance, our operations stopped completely for five days in September 1999, largely because of a power outage caused by a severe earthquake. After the stoppage, it took us several days to ramp-up to full operations. Shortages or suspension of power supplies have occasionally occurred, and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business.

Our manufacturing processes require a substantial amount of water. Although currently more than 75% of the water used in our production process is recycled, our production operations may be seriously disrupted by water shortages. For instance, the Hsinchu area, where one of our principal manufacturing sites is located, experienced a drought in 2002. In response to the drought in 2002, the ROC authorities implemented water-rationing measures and began sourcing water from alternative sources, and therefore we did not encounter any water shortage. However, we may encounter droughts in the Hsinchu, Taoyuan or Taichung areas in the future, where most of our current or future manufacturing sites are located. If another drought were to occur and we or the authorities were unable to source water from alternative sources in sufficient quantity, we may be required to shut down temporarily or substantially reduce the operations of these fabs, which would seriously affect our operations. In addition, even if we were able to source water from alternative sources, our reliance on supplemental water supplies would increase our operating costs. Furthermore, the disruption of operations at our customers’ facilities could lead to reduced demand for our products. The occurrence of any of these events in the future could adversely affect our business.

We have made investments in, and are exploring the possibility of expanding our businesses and operations to, or making additional investments in, the PRC, which may expose us to additional political, regulatory, economic and foreign investment risks.

We have expanded our module assembly operations to the PRC. Depending on our business needs, we may further expand or adjust our business operations in the PRC in the future. Our businesses and operations and our future expansion or investment plans in the PRC are subject, to a significant degree, to the political and economic condition, regulatory control and general legal developments in the PRC and other foreign investment risks. The PRC economy differs from the economies of most developed countries in many respects, including the structure, level of government involvement, level of development, foreign exchange control and allocation of resources. The PRC economy has been transitioning from a planned economy to a more market-oriented economy. For the past two decades, the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the PRC economy. Although we believe these reforms will have a positive effect on our overall operations in the PRC, we cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future operations in the PRC. For example, the PRC government has indicated publicly that it may change its monetary policy to tighten the extension of credit and discourage investments, particularly in certain industries such as real estate and construction. This change in policy may adversely affect our operations in the PRC. In addition, the interpretation of PRC laws and regulations involves uncertainties. We cannot assure you that changes in such laws and regulations, or in their interpretation and enforcement, will not have a material adverse effect on our businesses and operations in the PRC.

Although we have been advised that we have all the relevant government approvals required in connection with our PRC operations, additional approvals from the PRC central government may be required.

We operate module assembly facilities in the Suzhou Industrial Park located in Suzhou, PRC, through our subsidiary, AU Optronics (Suzhou) Corp., Ltd. The Suzhou Industrial Park is a special economic zone established by the PRC central government with others and is under the regulation of the Suzhou Industrial Park Administrative Committee, or SIPAC. Under PRC laws and regulations, foreign investment projects require the approval of the relevant governmental authorities in the province or special economic zone in which the project is located and, in some circumstances, the approval of the relevant authorities of the PRC central government. In connection with the initial establishment and subsequent capital increases of our PRC subsidiary, we received approvals from SIPAC, which were filed by SIPAC with the State Planning Commission, the National Development and Reform Commission and the Ministry of Commerce of the central government of the PRC. We have been advised by SIPAC that such approvals and filings complete the approval process, which is consistent with the approval processes generally applicable to companies under the regulation of SIPAC, and that all necessary PRC governmental approvals in connection with the initial establishment and subsequent capital increases of our PRC subsidiary have been obtained.

The interpretation of PRC laws and regulations involves uncertainties, however, and there can be no assurance that all relevant authorities of the PRC central government will agree with SIPAC’s position, and it has come to our attention that additional approval from the PRC central government may be required for the initial establishment and subsequent capital increases of our PRC subsidiary. If required, we intend to obtain any such additional approval in consultation with SIPAC. In that event, we cannot assure you as to when the PRC central government will grant such approval, if at all. Because the PRC central government has significant discretion in dealing with our situation, we cannot assure you that the PRC central government will not take action that is material and adverse to our PRC operations.

The current restrictions imposed by the ROC government on investments in certain related businesses may limit our ability to compete with other TFT-LCD manufacturers that are permitted to establish TFT-LCD production operations in the PRC.

Many of our customers and competitors have expanded their businesses and operations to the PRC. In order to take advantage of the lower production costs in China and to establish a presence in the China market, we established module-assembly facilities in Suzhou, Jiangsu Province of the PRC. We commenced operations at such facilities in July 2002. Module-assembly involves connecting components to the cell panel. We may further explore the possibility of investing in other businesses or operations in the PRC as and when we are legally permitted to do so. Currently, ROC laws and regulations permit investment in module-assembly operations in the PRC but do not permit investments in array and cell operations. We do not know when or if such ROC laws and regulations governing investment in the PRC will be amended, and we cannot assure you that any such amendments to those regulations will permit us to invest in operations involving array and cell processes in the PRC.

Disruptions in Taiwan’s political environment could seriously harm our business and the market price of our common shares and ADSs.

Most of our assets and operations are located in Taiwan and approximately 40% of our net sales is derived from customers in Taiwan. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

Taiwan has a unique international political status. The government of the PRC asserts sovereignty over mainland China and Taiwan, and does not recognize the legitimacy of the government of the ROC. The government of the PRC has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or a foreign power interferes in Taiwan’s internal affairs. In particular, the increasing influence of the Democratic Progressive Party, which has in the past formally advocated Taiwan’s independence from the PRC, including the reelection of Mr. Chen Shui-bian, a member of that party, as President of the ROC in March 2004, may increase political tensions and instability between the PRC and the ROC. In addition, on March 14, 2005, the National Peoples’ Congress of the PRC passed what is widely referred to as the “anti-secession” law, a law authorizing the PRC military to respond to efforts by Taiwan to seek formal independence. An increase in tensions between the ROC and the PRC and the possibility of instability and uncertainty could adversely affect the prices of our ADSs and our common shares. It is unclear what effects any of the events described above may have on relations with the PRC. Relations between Taiwan and the PRC and other factors affecting Taiwan’s political environment could affect our business.

If economic conditions in Taiwan deteriorate, our current business and future growth would be materially and adversely affected.

In recent years, the currencies of many East Asian countries, including Taiwan, have experienced considerable volatility and depreciation. The Central Bank of China, which is the central bank of the ROC, has from time to time intervened in the foreign exchange market to minimize the fluctuation of the U.S. dollar/NT dollar exchange rate and to prevent significant decline in the value of the NT dollar. NT dollars have depreciated against U.S. dollars from US$1.00 = NT$27.52 on January 2, 1997 to US$1.00 = NT$31.87 on July 18, 2005, based on the noon buying rates published by the Federal Reserve Bank of New York.

Our business, financial condition and results of operations may be affected by changes in ROC government policies, taxation, inflation and interest rates in Taiwan, as well as general economic conditions in Taiwan. In addition, the banking and financial sectors in Taiwan have been seriously harmed by the general economic downturn in Asia and Taiwan in recent years, which has caused a depressed property market, and an increase in the number of companies filing for corporate reorganization and bankruptcy protection. As a result, financial institutions are more cautious in providing credit to businesses in Taiwan. We cannot assure you that we will continue to have access to credit at commercially reasonable rates of interest or at all.

The market value of our ADSs may fluctuate due to the volatility of the ROC securities market.

The trading price of our ADSs may be affected by the trading price of our common shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is smaller and more volatile than the securities markets in the United States. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of trading of securities. In the past decade, the Taiwan Stock Exchange Index peaked at 12,495.34 in February 1990 and subsequently fell to a low of 2,560.47 in October 1990. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617-point drop, which represented the single largest decrease in the Taiwan Stock Exchange Index in its history. The Taiwan Stock Exchange Index experienced a 17.1% increase in 2001, a 19.8% decrease in 2002 and a 32.3% increase in 2003. During the period from January 1, 2004 to December 31, 2004, the Taiwan Stock Exchange Index peaked at 7,034.10 on March 4, 2004, and reached a low of 5,325.68 on July 20, 2004. Over the same period, daily closing values of our common shares ranged from NT$33.2 per share to NT$78.5 per share. On July 15, 2005, the Taiwan Stock Exchange Index closed at 6,410.59, and the closing value of our common shares was NT$50.0 per share.

The Taiwan Stock Exchange is particularly volatile during times of political instability, including when relations between Taiwan and the PRC are strained. Several investment funds affiliated with the ROC government have also from time to time purchased securities from the Taiwan Stock Exchange to support the trading level of the Taiwan Stock Exchange. Moreover, the Taiwan Stock Exchange has experienced problems, including market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could have an adverse effect on the market price and liquidity of our common shares and ADSs.

If the NT dollar or other currencies in which our sales, raw materials and components and capital expenditures are denominated fluctuate significantly against the U.S. dollar or the Japanese yen, our profitability may be seriously affected.

We have significant foreign currency exposure, and are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the NT dollar and other currencies. Our sales, raw materials and components and capital expenditures are denominated in U.S. dollars, Japanese yen and NT dollars in varying amounts. For example, in 2004, approximately 96.8% of our net sales was denominated in U.S. dollars. During the same period, approximately 29.4%, 30.3% and 40.1% of our cost of goods sold (principally raw materials and component costs) was denominated in NT dollars, Japanese yen and U.S. dollars, respectively. In addition, in 2004, approximately 30.9%, 53.1% and 13.4% of our total capital expenditures (principally for the purchase of equipment) was denominated in NT dollars, Japanese yen and U.S. dollars, respectively. From time to time, we enter into forward foreign currency contracts to hedge our foreign currency exposure, but we cannot assure you that we will fully minimize the risk against exchange rate fluctuations and the impact on our results of operations.

Disruptions in the international trading environment may seriously decrease our international sales.

A substantial portion of our net sales is derived from sales to customers located outside of Taiwan. In 2002, 2003 and 2004, sales to our overseas customers accounted for 47.3%, 57.5% and 59.4%, respectively, of our net sales. In addition, the majority of our sales to customers in Taiwan is made to original equipment manufacturing service provider customers that use our display panels in the products that they manufacture on a contract basis for brand companies worldwide. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net sales. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including those caused by adverse changes in foreign government regulations, political unrest, international economic downturns, terrorist attacks and continued military involvement in Iraq and Afghanistan. These disruptions in the international trading environment may affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.

A reoccurrence of Severe Acute Respiratory Syndrome, or SARS, or an outbreak of avian flu or other contagious diseases, may have an adverse effect on the economies and financial markets of certain Asian countries and may adversely affect our results of operations.

In the first half of 2003, China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries experienced an outbreak of SARS, a highly contagious form of atypical pneumonia. To date, the SARS outbreak that occurred in the first half of 2003 has had no significant impact on our production operations and those of our suppliers or customers. Additionally, the World Health Organization has warned that a potentially lethal strain of the avian flu could spread from Southeast Asia to other areas, including Taiwan and other countries where our operations are located. We cannot assure you that future outbreaks of SARS, avian flu or other contagious diseases will not occur and that any future outbreaks, or the measures taken by the ROC, PRC or other countries’ governments against such potential outbreaks, will not seriously interrupt our production operations or those of our suppliers and customers. The perception that an outbreak of SARS, avian flu or other contagious disease may have an adverse effect on the economic conditions of certain countries in Asia.

Risks Related to our ADSs and our Trading Market

The market value of our ADSs may fluctuate due to the volatility of the securities markets.

The securities markets in the United States and other countries have experienced significant price and volume fluctuations. Volatility in the price of our ADSs may be caused by factors beyond our control and may be unrelated to, or disproportionate to changes in, our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

For a period of seven business days after the closing, you will not be able to withdraw the underlying common shares from our ADS facility and you will hold temporary ADSs that are not fungible with our existing ADSs.

On the closing date, we will initially deliver to the custodian for the depositary a certificate of payment evidencing the irrevocable right to receive the common shares offered by us in connection with this offering. The certificate of payment will be replaced on the fifth ROC business day following the closing date by common shares delivered to the account of the depositary’s nominee with the custodian for the ADS facility through the book-entry system maintained by the TSCD. We expect that such common shares will be listed and traded on the Taiwan Stock Exchange on that date. Because the underlying common shares offered by this prospectus will initially be represented by a certificate of payment that is not fungible with the underlying common shares of the existing ADSs, we have created a temporary ADS facility and a temporary New York Stock Exchange trading symbol to distinguish the ADSs offered by this prospectus and the existing ADSs. When the custodian has received the common shares to replace the certificate of payment, DTC will be instructed to exchange the temporary ADSs initially issued in this offering for ADSs which are fully fungible with the existing ADSs. This process is expected to be completed within two New York business days after the depositary receives notice that the common shares have been received by the custodian for the ADS facility. As a result, for a period of approximately seven business days after the closing date, holders of ADSs offered by this prospectus will not be able to withdraw the underlying common shares from our ADS facility. In addition, we cannot assure you that there will be a liquid market for the temporary ADSs or that the trading price of the temporary ADSs will not trade at a discount to the existing ADSs.

Restrictions on the ability to deposit common shares into our ADS facility may adversely affect the liquidity and price of our ADSs.

The ability to deposit common shares into our ADS facility is restricted by ROC law. A significant number of withdrawals of common shares underlying our ADSs would reduce the liquidity of our ADSs by reducing the number of ADSs outstanding. As a result, the prevailing market price of our ADSs may differ from the prevailing market price of our common shares on the Taiwan Stock Exchange. Under current ROC law, no person or entity, including you and us, may deposit its common shares in our ADS facility without specific approval of the ROC Financial and Supervisory Commission, unless:

(1)	we pay stock dividends on our common shares;

(2)	we make a free distribution of common shares;

(3)	ADS holders exercise preemptive rights in the event of capital increases for cash; or

(4)	investors purchase our common shares, directly or through the depositary, on the Taiwan Stock Exchange, and deliver our common shares to the custodian for deposit into our ADS facility, or our existing shareholders deliver our common shares to the custodian for deposit into our ADS facility.

With respect to (4) above, the depositary may issue ADSs against the deposit of those common shares only if the total number of ADSs outstanding following the deposit will not exceed the number of ADSs previously approved by the ROC Financial and Supervisory Commission, plus any ADSs issued pursuant to the events described in the subparagraph (1), (2) and (3) above. Issuance of additional ADSs under item (4) above will be permitted to the extent that previously ADSs have been cancelled.

In addition, in the case of a deposit of our common shares requested under item (4) above, the depositary will refuse to accept deposit of our common shares if such deposit is not permitted under any legal, regulatory or other restrictions notified by us to the depositary from time to time, which restrictions may specify blackout periods during which deposits may not be made, minimum and maximum amounts and frequencies of deposits.

ADS holders will not have the same voting rights as our shareholders, which may affect the value of the ADSs.

ADS holders’ voting rights as to the common shares represented by such holders’ ADSs are governed by the deposit agreement. ADS holders will not be able to exercise voting rights on an individual basis. If holders representing at least 51% of our ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including the election of directors and supervisors, the depositary will cause all common shares represented by the ADSs to be voted in that manner. If, at the relevant record date, the depositary does not receive instructions representing at least 51% of ADSs outstanding to vote in the same manner for any resolution, including the election of directors and supervisors, ADS holders will be deemed to have instructed the depositary or its nominee to authorize all the common shares represented by the ADS holders’ ADSs to be voted at the discretion of our Chairman or his designee, which may not be in the ADS holders’ interest.

ADS holders’ rights to participate in our rights offerings are limited, which could cause dilution to the holdings of ADS holders.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary will not offer ADS holders those rights unless both the distribution of the rights and the underlying securities to all our ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. Although we may be eligible to take advantage of certain exemptions under the Securities Act available to certain foreign issuers for rights offerings, we can give no assurances that we will be able to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement for any of these offerings. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution with respect to their holdings.

Our issuance of stock bonuses to employees may have a dilutive effect on our ADSs.

Similar to other technology companies in Taiwan, from time to time we may issue bonuses to our employees in the form of common shares, valued at par, under the ROC Company Law and our articles of incorporation. Since these shares are issued at par value, the issuance of these shares may have a dilutive effect on ADSs.

Non-ROC holders of ADSs who withdraw our common shares will be required to obtain a foreign investor investment identification and appoint a local custodian and agent and a tax guarantor in the ROC.

Under current ROC law, if you are a non-ROC person and wish to withdraw and hold our common shares from a depositary receipt facility, you will be required to obtain a foreign investor investment identification, or the Foreign Investor Investment I.D., issued in accordance with the ROC Regulations Governing Securities Investment by Overseas Chinese and Foreign Nationals, or the Investment Regulations. You will also be required to appoint an eligible agent in the ROC to open a securities trading account and a Taiwan Securities Central Depository Co., Ltd. book-entry account and a bank account, to pay ROC taxes, remit funds, exercise shareholders’ rights and perform such other functions as you may designate upon such withdrawal. In addition, you will be required to appoint a custodian bank to hold the securities in safekeeping, make confirmation and settle trades and report all relevant information. Without obtaining such Foreign Investor Investment I.D. under the Investment Regulations and opening such accounts, the non-ROC withdrawing holder would be unable to hold or subsequently sell our common shares withdrawn from the depositary receipt facility on the Taiwan Stock Exchange or otherwise. There can be no assurance that such withdrawing holder will be able to obtain the Foreign Investor Investment I.D. and open such accounts in a timely manner.

Non-ROC holders of ADSs withdrawing our common shares represented by ADSs are also required under current ROC law and regulations to appoint an agent in the ROC for filing tax returns and making tax payments. Such agent must meet certain qualifications set by the ROC Ministry of Finance and, upon appointment, becomes a guarantor of such withdrawing holder’s ROC tax obligations. Generally, evidence of the appointment of such agent and the approval of such appointment by the ROC tax authorities may be required as conditions to such withdrawing holder’s repatriation of the profits. There can be no assurance that such withdrawing holder will be able to appoint and obtain approval for such agent in a timely manner.

The protection of the interests of our public shareholders available under our articles of incorporation and the laws governing ROC corporations is different from that which applies to a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation and by the laws governing ROC corporations. The rights and responsibilities of our shareholders and members of our board of directors under ROC law are different from those that apply to a U.S. corporation. Directors of ROC corporations are required to conduct business faithfully and act with the care of good administrators. However, the duty of care required of an ROC corporation’s directors may not be the same as the fiduciary duty of a director of a U.S. corporation. In addition, controlling shareholders of U.S. corporations owe fiduciary duties to minority shareholders, while controlling shareholders in ROC corporations do not. The ROC Company Law also requires that a shareholder continuously hold at least 3% of our issued and outstanding shares for at least a year in order to request that a supervisor institute an action against a director on the company’s behalf. Therefore, our public shareholders may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. corporation.

Future sales or perceived sales of securities by us, our executive officers, directors, supervisors or major shareholders may hurt the price of our ADSs.

The market price of our ADSs could decline as a result of sales of ADSs or common shares or the perception that these sales could occur. As of July 1, 2005, we had an aggregate of 4,958,040,897 shares issued and outstanding which were freely tradable, except for 12,000,000 shares of our treasury shares. If we, our executive officers, directors, supervisors or our shareholders, sell ADSs or common shares, the market price for our common shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or common shares by us, our executive officers, directors, supervisors or existing shareholders could cause the market price of our ADSs to decline.

You may not be able to enforce a judgment of a foreign court in the ROC.

We are a company limited by shares and incorporated under the ROC Company Law. All of our directors, supervisors and executive officers, and some of the experts named herein, are residents of Taiwan. As a result, it may be difficult for holders of our shares or ADSs to enforce against us or them judgments obtained outside the ROC, including those predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in the ROC, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

USE OF PROCEEDS

We estimate that the net proceeds received by us from the offering will be approximately US$454.1 million (or approximately US$499.5 million if the underwriters’ overallotment option is exercised in full), after deducting the underwriting discount and commissions and estimated offering expenses. We intend to use the net proceeds from the offering for the purchase of equipment and machinery for our production facilities and to repay our indebtedness. The following table sets forth the principal amount, the interest rate and the maturity of the borrowings that we intend to repay by using NT$10,404.0 million (US$327.8 million) of the net proceeds from the sale of ADSs.

Principal Amount	Interest Rate	Maturity
(in NT$ millions)
498	Floating	December 23, 2005
3,300	Floating	December 21, 2007
4,050	Floating	September 21, 2007
2,556	Floating	April 20, 2010

CAPITALIZATION

The following table sets forth our consolidated short-term debt and capitalization as of December 31, 2004 on an actual basis and on an as adjusted basis under ROC GAAP to give effect to the net proceeds received by us from the sale of the ADSs, after deducting underwriting discounts and commissions and estimated offering expenses. Except as noted in this prospectus, there has been no material change in our consolidated capitalization since December 31, 2004. The following table should be read in conjunction with our consolidated financial statements included in our 2004 20-F.

	As of December 31, 2004
	Actual		As Adjusted
	NT$	US$	NT$	US$
	(in millions)
ROC GAAP
Short-term borrowings and commercial paper (including current installments of long-term liabilities)(1)	13,267.4	418.0	13,267.4	418.0

Long-term liabilities:
Long-term borrowings excluding current installments(2)	40,334.1	1,270.8	40,334.1	1,270.8
Long-term commercial paper excluding current installments	—	—	—	—
Bonds payable excluding current installments(3)	6,000.0	189.0	6,000.0	189.0

Total long-term liabilities	46,334.1	1,459.8	46,334.1	1,459.8

Stockholders’ equity:
Common stock: NT$10 par value; Authorized: 5,800 million shares(4) Issued and outstanding	49,580.4	1,562.1	52,580.4	1,656.6

Capital surplus	45,165.1	1,423.0	56,576.7	1,782.5
Retained earnings	36,272.9	1,142.8	36,272.9	1,142.8
Cumulative translation adjustment	(201.8)	(6.4)	(201.8)	(6.4)
Treasury Stock	(251.0)	(7.9)	(251.0)	(7.9)

Total stockholders’ equity(5)	130,565.6	4,113.6	144,977.2	4,567.6

Total capitalization	190,167.1	5,991.4	204,578.7	6,445.4

(1)	Of this amount, NT$5,896.1 million was secured.
(2)	Of this amount, NT$36,491.7 million was secured.
(3)	The entire amount is secured by bank guarantees.
(4)	On June 14, 2005, our shareholders approved an increase in our authorized capital from 5.8 billion shares to 7.0 billion shares.
(5)	A cash dividend of NT$1.2 per share and a stock dividend of NT$0.9 per share for the year 2004 were approved by our shareholders at our shareholders’ meeting held on June 14, 2005. Holders of ADSs sold in this offering will not be entitled to dividends in respect of the year ended December 31, 2004. In addition, our shareholders approved the distribution of NT$973.6 million for employee stock bonuses, NT$649.1 million for employee cash bonuses and NT$37.4 million for director and supervisor compensation in 2005 with respect to 2004.

DESCRIPTION OF OUR SHARE CAPITAL

The following statements summarize the material elements of our capital structure and the more important rights and privileges of our shareholders conferred by ROC law and our articles of incorporation.

Shares

As of July 1, 2005, our authorized share capital was NT$70 billion, divided into 7 billion common shares, of which 100 million common shares are reserved for the issuance of common shares for employee stock options, and 4,958,040,897 common shares were issued.

On June 14, 2005, our shareholders approved the issuance of 542,506,235 common shares for purposes of distributing stock dividends and employee stock bonuses. The stock issuance was authorized by the government authorities. The record date for this stock issuance is July 20, 2005.

All common shares presently issued, including those underlying our existing ADSs, are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital.

New Common Shares and Preemptive Rights

The issuance of new common shares requires the prior approval of our board of directors. If our issuance of any new common shares will result in any change in our authorized share capital, we are required under ROC law to amend our articles of incorporation, which requires approval of our shareholders in a shareholders’ meeting. We must also obtain the approval of, or submit a registration to, the ROC Financial and Supervisory Commission and the Hsinchu Science Park Administration Bureau, as applicable. Generally, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a public company intends to offer new common shares for cash, at least 10% of the issue must also be offered to the public. This percentage can be increased by a resolution passed at a shareholders’ meeting, which will reduce the number of new common shares in which existing shareholders may have preemptive rights. Unless the percentage of the common shares offered to the public is increased by a resolution, existing shareholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings.

Register of Shareholders and Record Date

Our share registrar, SinoPac Securities Corporation, maintains the register of our shareholders at its office in Taipei, Taiwan, and enters transfers of our common shares in the register upon presentation of, among other documents, the certificates in respect of our common shares transferred. The ROC Company Law permits us, by giving advance public notice, to set a record date and close the register of shareholders for a specified period in order to determine the shareholders or pledgees that are entitled to certain rights pertaining to our common shares. Under the ROC Company Law, our register of shareholders should be closed for a period of sixty days before each ordinary meeting of shareholders, thirty days before each extraordinary meeting of shareholders and five days before each record date.

Transfer of Common Shares

Under the ROC Company Law, common shares are transferred by endorsement and delivery of the related share certificates. In addition, transferees must have their names and addresses registered on our register in order to assert shareholders’ rights against us. Notwithstanding the foregoing, shareholders are required to file their specimen seals with our share registrar. The settlement of trading of our common shares on the Taiwan Stock Exchange will be carried out on the book-entry system maintained by Taiwan Securities Central Depository Co., Ltd.

Shareholders’ Meetings

We are required to hold an annual ordinary shareholders’ meeting once every calendar year, generally within six months after the end of each fiscal year. Any shareholder who holds 1% or more of our issued and outstanding common shares may submit one written proposal for discussion at our annual ordinary shareholders meeting. Our directors may convene an extraordinary shareholders’ meeting whenever they think fit, and they must do so if requested in writing by shareholders holding not less than 3% of our paid-in share capital who have held their common shares for more than a year. In addition, any of our supervisors may convene a shareholders’ meeting under certain circumstances. For a public company in Taiwan, such as our company, at least 15 days’ advance written notice must be given of every extraordinary shareholders’ meeting and at least 30 days’ advance written notice must be given of every annual ordinary shareholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present and voting. A distribution of cash dividends would be an example of an act requiring an ordinary resolution. A special resolution may be adopted in a meeting of shareholders convened with a quorum of holders of at least two-thirds of our total outstanding common shares at which the holders of at least a majority of our common shares represented at the meeting vote in favor thereof. A special resolution is necessary for various matters under ROC law, including:

•	any amendment to our articles of incorporation;

•	our dissolution or amalgamation;

•	a merger or spin-off;

•	transfers of the whole or a substantial part of our business or properties;

•	the acquisition of the entire business of another company which would have a significant impact on our operations;

•	the distribution of any stock dividend; or

•	the removal of directors or supervisors.

However, in the case of a public company such as our company, a special resolution may be adopted by holders of at least two-thirds of the common shares represented at a meeting of shareholders at which holders of at least a majority of the total outstanding common shares are present.

Voting Rights

According to the ROC Company Law, a holder of our common shares has one vote for each share held at shareholders’ meetings. However, (i) treasury shares, or (ii) our common shares held by an entity in which our company owns more than 50% of the voting shares or paid-in capital, which is referred to as a controlled entity, or by a third entity in which our company and a controlled entity jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital cannot be voted. There is cumulative voting for the election of directors and supervisors. In all other matters, shareholders must cast all their votes the same way on any resolution. Voting rights attached to our common shares may be exercised by personal attendance or proxy, or at our discretion, by written or electronic ballot.

If any shareholder is represented at an ordinary or extraordinary shareholders’ meeting by proxy, a valid proxy form must be delivered to us five days before the commencement of the ordinary or extraordinary shareholders’ meeting. Voting rights attached to our common shares that are exercised by our shareholders’ proxy are subject to ROC proxy regulations. Any shareholder who has a personal interest in a matter to be discussed at our shareholders’ meeting, the outcome of which may impair our interests, is not permitted to vote or exercise voting rights nor vote or exercise voting rights on behalf of another shareholder on such matter.

Except for trust enterprises or share transfer agents approved by the ROC Financial and Supervisory Commission, where one person is appointed as proxy by two or more shareholders who together hold more than 3% of our common shares, the votes of those shareholders in excess of 3% of our total issued common shares will not be counted.

You will not be able to exercise voting rights on the common shares underlying your ADSs on an individual basis.

Dividends and Distributions

We may distribute dividends in any year in which we have accumulated earnings. Before distributing a dividend to shareholders following the end of a fiscal year, we must recover any past losses, pay all outstanding taxes, and set aside in a legal reserve 10% of our annual earnings for that fiscal year until our legal reserve equals our paid-in capital.

At the shareholders’ annual ordinary meeting, our board of directors submits to the shareholders for approval proposals for the distribution of a dividend or the making of any other distribution to shareholders from our accumulated earnings or reserves for the preceding fiscal year. Dividends may be distributed either in cash, in the form of common shares or a combination of cash and common shares. Our articles of incorporation provide that the cash portion of any dividend shall generally not be less than 10% of the annual dividend. However, the ratio for cash dividends may be adjusted in accordance with actual earnings and operating conditions. Dividends are paid proportionately to shareholders as listed on the register of shareholders on the relevant record date.

Our articles of incorporation provide that we shall allocate 10% of our annual earnings as a legal reserve in each fiscal year after:

•	payment of all income taxes; and

•	deduction of any past losses.

Earnings distributions are made in the following manner:

•	5% to 10% of the remainder is distributable as a bonus for employees;

•	no more than 1% of the remainder is distributable as remuneration to directors and supervisors; and

•	all or a portion of the balance is distributable as a dividend and bonus to our shareholders.

In addition to permitting dividends to be paid out of accumulated earnings after deducting losses, we are permitted under the ROC Company Law to make distributions to our shareholders of additional common shares by capitalizing reserves, including the legal reserve. However, the capitalized portion payable out of our legal reserve is limited to 50% of the total accumulated legal reserve, and only if and to the extent the accumulated legal reserve exceeds 50% of our paid-in capital.

For information on the dividends paid by us in recent years, see “Item 8. Financial Information—Dividends and Dividend Policy” in our 2004 20-F. For information as to ROC taxes on dividends and distributions, see “Taxation—ROC Tax Considerations—Dividends” in this prospectus.

Acquisition of Common Shares by Our Company

With limited exceptions under the ROC Company Law, we are not permitted to acquire our common shares.

In addition, pursuant to the Securities and Exchange Law, we may, by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present, purchase our common shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the ROC Financial and Supervisory Commission, for the following purposes:

•	to transfer common shares to our employees;

•	to facilitate conversion arising from bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants issued by our company into common shares; and

•	if necessary, to maintain our credit and our shareholders’ equity; provided that the common shares so purchased shall be cancelled thereafter.

We are not allowed to purchase more than 10% of our aggregate issued and outstanding common shares. In addition, we may not spend more than the aggregate amount of our retained earnings, the premium from issuing stock and the realized portion of the capital reserve to purchase our common shares.

We may not pledge or hypothecate any purchased common shares. In addition, we may not exercise any shareholders’ rights attaching to such common shares. In the event that we purchase our common shares on the Taiwan Stock Exchange or through a tender offer, our affiliates, directors, supervisors, officers and their respective spouses and minor children and/or nominees are prohibited from selling any of our common shares during the period in which we purchase our common shares.

According to the ROC Company Law, as last amended and effective from June 24, 2005, an entity in which our company directly or indirectly owns more than 50% of the voting shares or paid-in capital, which is referred to as a controlled entity, may not purchase our common shares. Also, if our company and a controlled entity jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital of another entity, which is referred to as a third entity, the third entity may not purchase common shares in either our company or a controlled entity.

On October 14, 2002, our board of directors approved a buyback program for market repurchases of up to 10 million common shares during the period between October 15, 2002 and December 14, 2002 at the target purchase price of between NT$15 and NT$20 per share, with a view to transferring these common shares to our employees. We did not make any repurchases under this buyback program. On December 16, 2002, our board of directors approved another buyback program for market repurchases of up to 20 million common shares during the period between December 17, 2002 and February 16, 2003 at the target price of between NT$17.5 and NT$23.5 per share for the same purpose. We repurchased an aggregate of 12 million common shares at an average purchase price of NT$20.9 per share, or an aggregate purchase price of NT$250.8 million, under this buyback program.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and distributions to holders of preferred shares, if any, will be distributed pro rata to our shareholders in accordance with the ROC Company Law.

Rights to Bring Shareholder Suits

Under the ROC Company Law, a shareholder may bring suit against us in the following events:

•	Within 30 days from the date on which a shareholders’ resolution is adopted, a shareholder may file a lawsuit to annul a shareholders’ resolution if the procedure for convening a shareholders’ meeting or the method of resolution violates any law or regulation or our articles of incorporation.

•	If the substance of a resolution adopted at a shareholders’ meeting contradicts any applicable law or regulation or our articles of incorporation, a shareholder may bring a suit to determine the validity of such resolution.

Shareholders may bring suit against our directors and supervisors under the following circumstances:

•	Shareholders who have continuously held 3% or more of the total number of issued and outstanding common shares for a period of one year or longer may request in writing that a supervisor institute an action against a director on our behalf. In case the supervisor fails to institute an action within 30 days after receiving such request, the shareholders may institute an action on our behalf. In the event that shareholders institute an action, a court may, upon motion of the defendant, order such shareholders to furnish appropriate security.

•	In the event that any director, supervisor, officer or shareholder who holds more than 10% of our issued and outstanding common shares and their respective spouse and minor children and/or nominees sells common shares within six months after the acquisition of such common shares, or repurchases the common shares within six months after the sale, we may make a claim for recovery of any profits realized from the sale and purchase. If our board of directors or our supervisors fail to make a claim for recovery, any shareholder may request that our board of directors or our supervisors exercise the right of claim within 30 days. In the event our directors or our supervisors fail to exercise such right during such 30-day period, such requesting shareholder will have the right to make a claim for such recovery on our behalf. Our directors and supervisors will be jointly and severally liable for damages suffered by us as a result of their failure to exercise the right of claim.

Financial Statements

For a period of at least ten days before our annual shareholders’ meeting, we must make available our annual financial statements at our principal offices in Hsinchu, Taiwan and our share register in Taipei, for inspection by our shareholders.

Transfer Restrictions

Our directors, supervisors, officers and shareholders holding more than 10% of our issued and outstanding common shares and their respective spouse and minor children and/or nominees, which we refer to as insiders, are required to report any changes in their shareholding to us on a monthly basis. No insider is permitted to sell common shares on the Taiwan Stock Exchange for six months from the date on which the relevant person becomes an insider. In addition, the number of common shares that insiders can sell or transfer on the Taiwan Stock Exchange on a daily basis is limited by ROC law. Furthermore, insiders may sell or transfer our common shares on the Taiwan Stock Exchange only after reporting to the ROC Financial and Supervisory Commission at least three days before the transfer, provided that such reporting is not required if the number of common shares transferred does not exceed 10,000.

Other Rights of Shareholders

Under the ROC Company Law, dissenting shareholders are entitled to appraisal rights in the event of a spin-off, a merger or various other major corporate actions. Dissenting shareholders may request us to redeem their common shares at a fair price to be determined by mutual agreement. If no agreement can be reached, the valuation will be determined by court order. Dissenting shareholders may exercise their appraisal rights by notifying us before the related shareholders’ meeting or by raising and registering their dissent at the shareholders’ meeting.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is SinoPac Securities Corporation, 3rd Floor, 53, Po Ai Road, Taipei, Taiwan; telephone number: 886-2-2381-6288. The transfer agent and registrar for our ADS is Citibank, N.A., 388 Greenwich Street, 14th Floor, New York, New York, 10013, USA; telephone number: 1-877-248-4237.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The following summary describes certain material terms of the ADSs and certain material rights of an owner of ADSs and is qualified in its entirety by the deposit agreement.

Citibank, N.A. is the depositary for the American depositary shares. Citibank’s depositary offices are located at 388 Greenwich Street, 14th Floor, New York, New York 10013. American depositary shares are frequently referred to as “ADSs” and represent ownership interests in our common shares that are on deposit with the depositary. ADSs are normally represented by certificates that are commonly known as “American depositary receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A., Taipei Branch, located at B1, No. 16, Nan King E. Road, Section 4, Taipei, Taiwan, ROC.

We have appointed Citibank as depositary pursuant to a deposit agreement, dated May 29, 2002, entered into among us, Citibank and the holders and beneficial owners of our ADSs. We filed a copy of the deposit agreement as an exhibit to our 2002 20-F. You may obtain a copy of our 2002 20-F that includes a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s web site of www.sec.gov.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. Statements printed in italics in this description are provided for your information and either reflect the current state of ROC law or are not contained in the deposit agreement.

Each ADS represents the right to receive ten common shares on deposit with the custodian. An ADS will also represent the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound by its terms and by the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder, you appoint the depositary (or its nominee) to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of common shares will continue to be governed by the laws of the ROC, which may be different from the laws in the United States. In addition, we note that ROC laws and regulations may restrict the deposit and withdrawal of our common shares in or from our ADS facility. Under ROC laws and regulations, as currently in effect, common shares may be accepted for deposit and ADSs may be issued under the terms of the deposit agreement only in the following circumstances:

(1)	upon obtaining regulatory approval from the ROC Financial and Supervisory Commission;

(2)	upon the issuance of a dividend or a free distribution of shares to existing shareholders;

(3)	upon the exercise by existing shareholders of their preemptive rights in connection with capital increases for cash; and

(4)

as permitted under the deposit agreement and the custodian agreement, the purchase directly by a person or through the depositary of common shares on the Taiwan Stock Exchange for the deposit, or the deposit of the common shares held by the depositing shareholders, in our ADS facility, provided that the total number of ADSs outstanding after an issuance described in this clause (4) does not exceed the number of ADSs issued and previously approved by the ROC Financial and Supervisory Commission for deposit plus any ADSs created under clauses (2) and (3) described above.

Under current ROC law, issuances of ADSs under clause (4) above will be permitted only to the extent that previously issued ADSs have been cancelled.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have chosen to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time. This summary description also assumes that the owner of ADSs is neither a citizen of the PRC nor an entity organized in the PRC, which is subject to special ROC laws, rules and regulations.

Temporary ADSs

Under the terms of the deposit agreement, the depositary may issue ADSs representing (1) certificates of payment that represent the right to receive our newly-issued common shares, and/or (2) common shares deposited, if any, by us or our shareholders.

On the closing date, we will initially deliver to the custodian for the depositary a certificate of payment evidencing the irrevocable right to receive the common shares offered by us in connection with this offering. On the second ROC business day following the closing date, we will apply to the Taiwan Stock Exchange for listing of the common shares underlying the ADSs to be sold by us in this offering. The certificate of payment will be replaced on the fifth ROC business day following the closing date by common shares delivered to the account of the depositary’s nominee with the custodian for the ADS facility through the book-entry system maintained by the TSCD. The common shares will be listed and traded on the Taiwan Stock Exchange on the fifth ROC business day after the closing date. When the common shares in book-entry form replace the certificate of payment, DTC will be instructed to exchange the temporary ADSs initially issued in this offering for ADSs that are fully fungible with the existing ADSs. This process is expected to be completed within two New York business days after the depositary receives notice that the common shares in book-entry form have been received by the custodian for the ADS facility. As a result, for a period of approximately seven business days following the closing date, holders of ADSs offered in this offering will not be able to withdraw the underlying common shares from our ADS facility. Until the expiration of the seven business day period discussed above, we expect the ADSs offered in this offering to trade on the New York Stock Exchange under the temporary symbol “AUO.T.”

Temporary ADSs may be traded in the U.S. market at any time after the closing date of the offering. Temporary ADSs representing certificates of payment or shares in book-entry form will be treated as ADSs issued under the terms of the deposit agreement, except that:

•	Temporary ADSs may not be withdrawn from the ADS facility;

•	Temporary ADSs may not be exchanged for physical share certificates until we issue and deliver the physical share certificate to the TSCD;

•	Temporary ADSs will only be issued in book-entry form through DTC;

•	Temporary ADSs are not eligible for pre-cancellation sales or pre-release transactions; and

•	distributions made on temporary ADSs shall be made only on the basis of distributions received for certificates of payment or shares in book-entry form held by the depositary.

Under the ROC Securities and Exchange Law and applicable regulations, we are required to issue and deliver the physical share certificates representing the common shares represented by the ADSs offered by us in this offering to the TSCD within 30 days after receiving approval from the relevant government authority of the amendment to our corporate registration. We are required under the ROC Company Law and applicable regulations, to file an amendment to our corporate registration in connection with the issuance of common shares represented by the ADSs offered by us in this offering within 15 days after the closing date for this offering. From and after the fifth ROC business day following the closing date for this offering until the amendment to our corporate registration has been completed and the physical share certificates have been issued and delivered to the TSCD, the ADSs offered by us in this offering will represent the common shares in book-entry form.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. You will receive these distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. These practical considerations and legal limitations include situations such as where the value of common shares or rights to be distributed is too low to justify the expense of making the distribution, as well as the inability to distribute rights or other securities to holders of ADSs in a jurisdiction where such distribution would require registration of the securities to be distributed.

Because the record date for the payment of dividends for the year ended December 31, 2004 in respect of our common shares is July 20, 2005, which is prior to the closing of this offering, holders of ADSs sold in this offering will not be entitled to dividends in respect of the year ended December 31, 2004.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary and deposit the funds with the custodian. Upon receipt of such notice and of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to any restrictions imposed by ROC laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to you will be net of the fees, expenses, taxes and governmental charges payable by you under the terms of the deposit agreement. Upon receipt of approval from the Central Bank of China, if any, the depositary will apply the same method for distributing the proceeds of the sale of any property, such as undistributed rights, held by the custodian in respect of securities on deposit.

Distributions of Shares

Whenever we make a free distribution of our common shares for the securities on deposit with the custodian, we will notify the depositary and deposit the applicable number of common shares with the custodian. Upon receipt of notice of such deposit, the depositary will either distribute to you new ADSs representing the common shares deposited or modify the ADS-to-common shares ratio, in which case each ADS you hold will represent rights and interests in the additional common shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-common shares ratio upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by you under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new common shares so distributed.

The depositary will not make any such distribution of new ADSs if it would violate a law, including the U.S. securities laws, or if the distribution is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the common shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash. In addition, if the number of common shares is not a whole number, the depositary will use its best efforts to sell the fractional common shares and distribute the proceeds to you as a cash distribution.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional common shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to you. If registration under the Securities Act or other applicable law is required, the depositary will not offer you the rights unless a registration statement covering the distribution of the rights and the underlying securities to all our ADS holders is effective. We are under no obligation to file a registration statement for any of these rights or underlying securities or to endeavor to cause a registration statement to be declared effective.

The depositary will establish procedures to distribute rights to purchase additional ADSs to you and to enable you to exercise those rights if it is lawful and reasonably practicable to make the rights available to you and if we provide all of the documentation contemplated in the deposit agreement, such as opinions to address the lawfulness of the transaction. You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new common shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	we fail to deliver satisfactory documents to the depositary; or

•	it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. If the Central Bank of China approves, the proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse, in which case you will receive no value for the rights.

Elective Distributions

To the extent permitted by applicable ROC law, whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional common shares, we will give prior notice of such distribution to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the ROC would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, common shares or rights to purchase additional common shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to you in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by you under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	we do not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Changes Affecting Common Shares

Our common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of our common shares, or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged for our common shares held on deposit. The depositary may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs Upon Deposit of Common Shares

The depositary may create ADSs on your behalf if you or your broker deposit our common shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of our common shares to the custodian.

For additional deposits, the depositary must receive written certification as provided in the deposit agreement. No common shares may be deposited in the ADS facility, however, without the approval of the ROC Financial and Supervisory Commission and no ADSs representing those shares may be issued against the deposit of the common shares unless the common shares are:

(1)	dividends on our common shares;

(2)	free distributions of our common shares;

(3)	issued upon your exercise of preemptive rights in the event of capital increases for cash; or

(4)	purchased by you directly, or through the depositary, on the Taiwan Stock Exchange for deposit, or delivered by you for deposit into our ADS facility in accordance with the terms of the deposit agreement. The depositary may issue ADSs against the deposit of those common shares only if the total number of ADSs outstanding following an issuance described in this clause (4) will not exceed the number of ADSs issued and previously approved by the ROC Financial and Supervisory Commission, plus any ADSs created under clauses (1), (2) and (3) above. Under current ROC law, issuance of ADSs under this clause (4) will be permitted only to the extent that previously issued ADSs have been cancelled.

The depositary will refuse to accept our common shares for deposit whenever we have notified the depositary that we have restricted the transfer of those common shares to comply with ownership restrictions, if any, under the laws of the ROC.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that our common shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of our common shares, you will be responsible for transferring good and valid title to the depositary. Therefore, you will be deemed to represent and warrant that:

•	our common shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive and similar rights, if any, with respect to such common shares have been validly waived or exercised;

•	you are duly authorized to deposit our common shares;

•	our common shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” as defined in the deposit agreement; and

•	our common shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties is incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split-Up of ADRs

As an ADS holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADS holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Common Shares Upon Cancellation of ADSs

As a holder, subject to the following, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying common shares through the book-entry system maintained by the TSCD. In order to withdraw our common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes, if any, payable upon the transfer of our common shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement. Subject to the withdrawal of deposited property being permitted under ROC law and regulations, until the common shares in book-entry form replace the certificate of payment and DTC exchanges the temporary ADSs initially issued in this offering for ADSs which are fully fungible with existing ADSs, you will not be able to cancel the ADSs issued in this offering and withdraw the underlying common shares. Delivery of common shares upon withdrawal will only be made through the book-entry system maintained by the TSCD. No physical share certificates will be delivered by the custodian to the holders upon withdrawal. Requests for exchange of such common shares in book-entry form for common shares in physical form may be made only through a broker or custodian which is a participant in the TSCD and in accordance with and subject to the requirements and procedures of the TSCD. Your ability to withdraw the common shares may be limited by U.S. and ROC law considerations applicable at the time of withdrawal.

Under current ROC law, if you are a non-ROC person other than a PRC person and elect to withdraw and hold underlying common shares from a depositary receipt facility, you will be required to obtain the foreign investor investment identification, or Foreign Investor Investment l.D., issued pursuant to the ROC Regulations Governing Securities Investment by Overseas Chinese and Foreign Nationals, or Investment Regulations. You will also be required to appoint an eligible agent in the ROC to open a securities trading account, a TSCD account and a bank account, to pay ROC taxes, remit funds, exercise shareholders’ rights and perform such other functions as you may designate upon such withdrawal. We refer to the securities trading account, the TSCD account and the bank account collectively as the Accounts. In addition, you will be required to appoint a custodian bank to hold the securities in safekeeping, make confirmation and settle trades and report all relevant information. Without obtaining the Foreign Investor Investment I.D. issued pursuant to the Investment Regulations and opening such Accounts, the non-ROC withdrawing owner would be unable to hold or subsequently sell the underlying common shares withdrawn from the depositary receipt facility on the Taiwan Stock Exchange or otherwise. These laws may change from time to time. We cannot assure you that current ROC law will remain in effect or that future changes in ROC law will not adversely affect your ability to withdraw our common shares from our ADS facility.

Non-ROC holders of ADSs withdrawing common shares represented by ADSs are also required under current ROC law and regulations to appoint an agent in the ROC for filing tax returns and making tax payments. This agent must meet certain qualifications set by the ROC Ministry of Finance and, upon appointment, becomes a guarantor of such withdrawing owner’s ROC tax obligations. Subject to certain limited exceptions, evidence of the appointment of this agent and the approval of the appointment by the ROC tax authorities may be required as conditions to the withdrawing owner’s repatriation of profits. We cannot assure you that a withdrawing owner will be able to appoint and obtain approval for an agent in a timely manner.

Delivery of common shares withdrawn from our ADS facility will only be made through the book-entry system maintained by the TSCD. No physical share certificates will be delivered to the holders upon withdrawal. Thus, a book-entry account number of the TSCD maintained by the withdrawing holder or the recipient of withdrawn common shares must be specified in the request form for withdrawal. The depositary will deem any withdrawal request that does not include an account number of the TSCD incomplete and will not accept such request for withdrawal. A non-ROC person will be able to open a TSCD book-entry account if such non-ROC person has obtained the Foreign Investor Investment l.D. issued pursuant to the Investment Regulations.

We have reporting obligations under ROC law in respect of our ADS facility. In order to enable us to gather the information necessary for these reporting obligations, you will be asked to complete and sign a certification upon withdrawal of common shares from our ADS facility. In this certification you will be asked to disclose, among other information, the Foreign Investor Investment l.D. issued pursuant to the Investment Regulations (if such person is a non-ROC person), the name, nationality and identity number (if such person is a ROC citizen) of any person who will become shareholder upon withdrawal, the number of common shares to be received upon such withdrawal and the aggregate number of common shares such person has received upon all withdrawals since the establishment of our ADS facility and whether certain affiliations exist between the recipient of withdrawn common shares and us. The depositary will refuse to release common shares to you until you deliver a completed and signed certification to the depositary.

If you or someone on your behalf plans to withdraw common shares from our ADS facility, you would be the recipient of such common shares and (1) you are a related party to us, as defined in the ROC Statement of Financial Accounting Standards No. 6, or (2) you hold more than 10% of the common shares previously deposited in our ADS facility, your withdrawal will be subject to ROC governmental disclosure and reporting requirements.

Upon cancellation of ADSs and upon payment of all fees and expenses of the depositary and any taxes or other governmental charges, you may request the depositary to sell or cause to be sold the common shares underlying your ADSs on your behalf. The depositary may require you to enter into a separate agreement to arrange the sale. These sales will be conducted through a securities company in Taiwan on the Taiwan Stock Exchange. You assume the risk and expense of any such sale.

If you hold an ADR registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of our common shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. If the common shares are withdrawn from our ADS facility, the holder of the ADSs will be required to provide information to enable our compliance with our obligations under ROC laws and regulations including a certification of the following:

•	your name;

•	the name and nationality (and the identity number, if such person is a ROC citizen) of any person who will become the shareholder upon withdrawal and the Foreign Investor Investment I.D. issued under the Investment Regulations (if such person is a non-ROC person);

•	the book-entry account number at the TSCD and account name of the person who will receive the common shares upon such withdrawal;

•	the number of common shares such person will receive upon such withdrawal;

•	the aggregate number of common shares such person has received upon all withdrawals since the establishment of our ADS facility;

•	any other information that we or the depositary may deem necessary or desirable to comply with any ROC disclosure or reporting requirements; and

•	if the presenter is a broker-dealer, the owner of the account for which he is acting has confirmed the accuracy of the above representations.

Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit. If you surrender a number of ADSs for withdrawal representing other than a whole number of common shares, the depositary will either return the number of ADSs representing any remaining fractional common shares or sell the common shares represented by the ADSs you surrendered and remit the net proceeds of that sale to you as in the case of a distribution in cash. Common shares sold in lots other than integral multiples of 1,000 may realize a lower price on the Taiwan Stock Exchange.

Under current ROC law, regulation and policy, PRC persons are not allowed to withdraw and hold our common shares from our ADS facility or to register as our shareholders. Under current ROC law, “PRC person” means an individual holding a passport issued by the PRC, a resident of any area of China under the effective control or jurisdiction of the PRC (but not including the Hong Kong and Macau Special Administrative Regions), and any agency or instrumentality of the PRC and any corporation, partnership or other entity organized under the laws of any such area or controlled or beneficially owned by any such individual, resident, agency or instrumentality.

You will have the right to withdraw our common shares represented by your ADSs at any time except for:

•	temporary delays that may arise because (1) the transfer books for our common shares or ADSs are closed, or (2) our common shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; and

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

Voting Rights

You may direct the exercise of voting rights regarding the common shares represented by the ADSs only pursuant to the deposit agreement. See “Risk Factors—Risk Related to our ADSs and our Trading Market—ADS holders will not have the same voting rights as our shareholders, which may affect the value of the ADSs” in this prospectus. Except as described below, you will not be able to exercise voting rights attaching to our shares on an individual basis. According to the ROC Company Law, a shareholder’s voting rights must, as to all matters brought to a vote of shareholders, other than the election of directors and/or supervisors, be exercised as to all common shares held by the shareholder in the same manner. Accordingly, the voting rights of the common shares represented by ADSs must be exercised collectively in the same manner, except in the case of an election of directors and/or supervisors which may be conducted by means of cumulative voting or other mechanisms adopted in our articles of incorporation. Pursuant to ROC Company Law and our articles of incorporation, the election of directors and/or supervisors is by means of cumulative voting.

By accepting and continuing to hold ADSs or any interest in the ADSs, you will authorize and direct the depositary to appoint the chairman of our board of directors, or his designee, as his representative to exercise the voting rights attaching to the common shares represented by the ADSs.

Once notified of a shareholders’ meeting, the depositary will, subject to the terms of the deposit agreement, fix a record date for determining the owners entitled to receive information about this meeting. The depositary will mail to you:

•	the notice of the meeting sent by us; and

•	a statement that you will be entitled to instruct the depositary or its nominee as to the exercise of the voting rights.

If the depositary timely receives voting instructions from holders of at least 51% of the outstanding ADSs to vote in the same manner on a resolution, including election of directors and/or supervisors, the depositary will cause all of the common shares underlying your ADSs to be voted in the manner instructed. If, for any reason other than our failure to provide timely notice to the depositary of a shareholders’ meeting, the depositary does not receive timely instructions from holders of at least 51% of all ADSs outstanding to vote in the same manner on a resolution, including a resolution for the election of directors and/or supervisors, the holders of all ADSs outstanding shall be deemed, subject to our satisfying the applicable requirements of the deposit agreement, to have instructed the depositary to authorize the chairman of our board of directors, or his designee, to vote the common shares on deposit in respect of their ADSs in his discretion, which may not be in the interest of the holders of ADSs.

You will not be able to exercise cumulative voting rights on an individual basis in the elections of directors and/or supervisors under the deposit agreement. Instead, the depositary will exercise the cumulative voting rights on behalf of all ADS holders. This means that if at least 51% of the votes represented by outstanding ADSs are cast for a particular director or supervisor for a particular open position in an election, the depositary shall, subject to the terms of the deposit agreement, cause all of the common shares underlying the outstanding ADSs to be voted in favor of the director or supervisor. If less than 51% of all votes represented by outstanding ADSs are cast for a particular director or supervisor for a particular position, the depositary shall, subject to the terms of the deposit agreement, authorize the chairman of our board of directors, or his designee, to vote all the common shares on deposit in his or her discretion.

To the extent practicable, candidates standing for election as representatives of a shareholder that is a legal entity may be replaced by such shareholder before the meeting of shareholders, and the votes cast by the holders for these candidates will be counted as votes for their replacements.

By accepting and continuing to hold ADSs or any interest therein, you will be deemed to have agreed to the voting provisions set forth in the deposit agreement, as such provisions may be amended from time to time to comply with applicable ROC law.

There can be no assurance that you will receive notice of shareholders’ meetings sufficiently prior to the date established by the depositary for receipt of instructions to enable you to give timely voting instructions.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued

Cancellation of ADSs	Up to US$0.05 per ADS canceled

Exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS issued

Distribution of cash dividends	No fee (so long as prohibited by NYSE)

Distribution of ADSs pursuant to stock dividend or other free stock distributions	No fee (so long as prohibited by NYSE)

Distributions of cash proceeds (upon sale of rights or other entitlements)	Up to US$0.02 per ADS held

As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary, and certain taxes and governmental charges, such as:

•	fees charged by the registrar and transfer agent for the transfer and registration of shares;

•	fees charged upon deposit and withdrawal of our common shares;

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when shares are deposited or withdrawn from deposit);

•	fees and expenses incurred by the depositary because of exchange controls or other regulatory requirements; and

•	fees and expenses incurred by the depositary in delivering deposited securities.

The depositary will not charge a fee for the distribution of cash dividends or ADSs pursuant to stock dividends, as long as this is prohibited by the stock exchange upon which the ADSs are traded. The New York Stock Exchange, where our ADSs are listed, currently prohibits the depositary from charging any fees for this distribution. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of the changes.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake in the deposit agreement to give holders 30 days’ prior notice of any modifications that would impose or increase any fees or materially prejudice any of your substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs, except as required by law.

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to you at least 30 days before termination.

Upon termination, the following will occur under the deposit agreement:

•	For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the common shares represented by your ADSs and the delivery of all other property held by the depositary in respect of those common shares on the same terms as prior to the termination. During such six-month period, the depositary will continue to collect all distributions received on the common shares on deposit, including dividends, but will not distribute any such property to you until you request the cancellation of your ADSs.

•	After the expiration of such six-month period, the depositary may sell the securities held on deposit. The depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary and Notices

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other ADS holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in The City of New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

The depositary will make available at its offices, and distribute to ADS holders at our request, a copy of any notice, report or other communication to holders of our common shares that it receives from us.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you, including the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it has acted in good faith and in accordance with the terms of the deposit agreement.

•	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in our common shares, for the validity or worth of the common shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of incorporation, any provision of any securities on deposit or by reason of any act of God, terrorism or war or other circumstances beyond our control.

•	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement, in our articles of incorporation or in any provisions of securities on deposit.

•	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting our shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary also disclaim liability for your inability to benefit from any distribution, offering, right or other benefit which is made available to other holders of common shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

The depositary may, in certain circumstances, to the extent permitted by applicable laws and regulations, issue ADSs before receiving a deposit of our common shares. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on these transactions, which include conditions related to the need to receive collateral, the type of collateral required, and the representations required from brokers. The depositary may retain the compensation received from the pre-release transactions.

ROC law currently prohibits the issuance of ADSs prior to receipt of our common shares.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by you and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs, or to release securities on deposit, until all taxes and charges are paid by you. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements. If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to you for whom the conversion and distribution is lawful and practical;

•	distribute the foreign currency to you for whom the distribution is lawful and practical; and

•	hold the foreign currency, without liability for interest, for the applicable holders.

Under ROC laws and regulations relating to foreign exchange control, the depositary may, without obtaining further approvals from the Central Bank of China or any other governmental authority or agency of the ROC, convert NT dollars into other currencies, including U.S. dollars, in connection with the following:

•	proceeds of the sale of common shares represented by ADSs;

•	proceeds of the sale of common shares received as stock dividends and deposited into the ADS facility; and

•	any cash dividends or cash distributions received.

In addition, the depositary, without governmental approval, may also convert incoming payments into NT dollars for (1) purchases of underlying common shares for deposit into the ADS facility against the creation of additional depositary receipts or (2) subscription payments for rights offerings through us.

The depositary may be required to obtain foreign exchange approval from the Central Bank of China on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights for new common shares. Although we expect that the Central Bank of China will grant this approval as a routine matter, we cannot assure you that in the future any approval will be obtained in a timely manner, or at all.

Under current ROC law, subject to obtaining the Foreign Investor Investment I.D. issued pursuant to the Investment Regulations, a non-ROC holder, may, without obtaining foreign-exchange approval from the Central Bank of China, convert NT dollars into other currencies, including U.S. dollars, upon receipt of (1) the proceeds of the sale of any underlying common shares withdrawn from the ADS facility or received as a stock dividend received upon the common shares and (2) any cash dividends or distribution paid upon the common shares.

The non-ROC holder may be required to obtain foreign exchange approval from the Central Bank of China on a payment-by-payment basis for conversion from NT dollars to foreign currencies of the proceeds from the sale of subscription rights for new common shares. Although we expect that the Central Bank of China will grant this approval as a routine matter, we cannot assure you that in the future any approval will be obtained in a timely manner, or at all.

The Custodian

The depositary has agreed with the custodian that the custodian will receive and hold the deposited securities for the account of the depositary’s nominee in accordance with the deposit agreement. If the custodian resigns or is discharged from its duties under the deposit agreement, the depositary will promptly appoint a successor custodian in the ROC. The resigning or discharged custodian will deliver the deposited securities and related records to the custodian designated by the depositary. The depositary may also appoint an additional custodian for any deposited securities. The depositary will immediately give you and us written notice of these changes. If the depositary resigns or is discharged from its duties under the deposit agreement, the custodian will continue to act as custodian and will be obligated to comply with the direction of the successor depositary.

Governing Law

The deposit agreement is governed by the laws of the State of New York. We and the depositary have agreed that the federal or state courts in The City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between us that may arise out of or in connection with the deposit agreement. We also submitted to the jurisdiction of these courts, and we have appointed an agent for service of process in The City of New York.

COMMON SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, the ADSs sold in this offering, assuming no exercise of the underwriters’ overallotment option, will be freely tradeable within the United States without restriction or further registration under the Securities Act by persons other than us or our “affiliates” as the term is defined in Rule 144 under the Securities Act. We may in the future issue additional ADSs if we receive the approval of the ROC Financial and Supervisory Commission for the issuance of the additional ADSs, or without any approval of the ROC Financial and Supervisory Commission, if the deposit of our common shares is made into our ADS facility when:

(1)	we pay stock dividends on our common shares;

(2)	we make free distributions of common shares;

(3)	you exercise preemptive rights in the event of capital increases for cash. The depositary will not offer you those rights unless both the distribution of the rights and the underlying common shares to all our ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act; or

(4)	you purchase our common shares, directly or through the depositary, on the Taiwan Stock Exchange for deposit, or deliver the common shares to the custodian for deposit, in our ADS facility. The depositary may issue ADSs against the deposit of those common shares only if the total number of ADSs outstanding following the deposit does not exceed the number of ADSs issued and previously approved by the ROC Financial and Supervisory Commission, plus any ADSs created under clauses (1), (2) or (3) above.

Under current ROC law, issuances of ADSs under clause (4) will be permitted only to the extent that previously issued ADSs have been cancelled.

Our outstanding share capital is freely tradeable on the Taiwan Stock Exchange, with the exception of 12,000,000 shares of our treasury shares.

In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of acquisition of restricted securities from an issuer or any affiliate of the issuer, the purchaser or subsequent holder of such securities is entitled to sell within any three-month period a number of the securities that does not exceed the greater of 1% of the securities then outstanding or the average weekly trading volume of the securities on all national exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are also subject to manner of sale restrictions, notice requirements and the availability of current public information about the issuer. If two years have elapsed since the later of the date of acquisition of restricted securities from an issuer or from any affiliate of the issuer, and the purchaser or subsequent holder thereof is deemed not to have been an affiliate of the issuer at any time during the 90 days preceding a sale, such person would be entitled to sell such securities in the public market under Rule 144(k) without regard to the volume limitations, manner of sale restrictions, notice requirements or public information requirements.

We and BenQ have agreed, for a period of 90 days from the date of this prospectus, that none of us will, without the prior written consent of Goldman Sachs International, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any common shares or ADSs or any securities that are substantially similar to the common shares or ADSs, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares or ADSs or any such substantially similar securities (in each case other than securities issuable upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date hereof), except for (i) ADSs and common shares represented thereby being sold hereunder, (ii) common shares to be issued by us pursuant to any stock dividend approved by shareholders prior to the date hereof, (iii) common shares granted or issued pursuant to our employee stock option or bonus plans and (iv) up to 12,000,000 common shares held in treasury on the date of this prospectus. Furthermore, when this 90-day period expires, we and BenQ will be able to sell our common shares in the public market.

We are not aware of any plans by any major shareholders to dispose of significant amounts of common shares. We cannot assure you, however, that our shareholders will not dispose of a significant amount of common shares. We also cannot predict the effect on the market price of ADSs or common shares of future sales of ADSs or common shares. Sales of a significant number of ADSs or common shares in the public market, or the perception that such sales may occur, could decrease the market price of our ADSs or common shares.

TAXATION

ROC Tax Considerations

The following summarizes the principal ROC tax consequences of owning and disposing of ADSs and shares if you are not a resident of Taiwan. You will be considered a non-resident of Taiwan for the purposes of this section if:

•	you are an individual and you are not physically present in Taiwan for 183 days or more during any calendar year; or

•	you are an entity and you are organized under the laws of a jurisdiction other than Taiwan and have no fixed place of business or other permanent establishment in Taiwan.

You should consult your own tax advisors concerning the tax consequences of owning ADSs or shares in Taiwan and any other relevant taxing jurisdiction to which you are subject.

Dividends

Dividends, whether in cash or shares, declared by us out of retained earnings and paid out to a holder that is not a Taiwan resident in respect of shares represented by ADSs or shares are subject to ROC withholding tax. The current rate of withholding for non-residents is 20% of the amount of the distribution, in the case of cash dividends, or of the par value of the shares distributed, in the case of stock dividends. As discussed below in “Retained Earnings Tax,” our after-tax earnings will be subject to an undistributed retained earnings tax. To the extent dividends are paid out of retained earnings that have been subject to the retained earnings tax, the amount of such tax will be used by us to offset the withholding tax liability on such dividend. Consequently, the effective rate of withholding on dividends paid out of retained earnings previously subject to the retained earnings tax will be less than 20%. There is no withholding tax with respect to stock dividends declared out of our capital reserves.

Capital Gains

Gains realized on ROC securities transactions inside or outside of Taiwan are currently exempt from ROC income tax. In addition, sales of ADSs by non-resident holders are not regarded as sales of ROC securities and, as a result, any gains on such transactions are currently not subject to ROC income tax.

Securities Transaction Tax

The ROC government imposes a securities transaction tax that will apply to sales of shares, but not to sales of ADSs. The transaction tax is payable by the seller for the sale of shares and is equal to 0.3% of the sales proceeds.

Estate and Gift Tax

ROC estate tax is payable on any property within the ROC of a deceased individual, and ROC gift tax is payable on any property within the ROC donated by any individual. Estate tax is currently payable at rates ranging from 2% of the first NT$600,000 to 50% of amounts over NT$100,000,000. Gift tax is payable at rates ranging from 4% of the first NT$600,000 to 50% of amounts over NT$45,000,000. Under ROC estate and gift tax laws, shares issued by ROC companies, such as our shares, are deemed located in the ROC regardless of the location of the holder. It is unclear whether or not ADSs will be deemed assets located in the ROC for the purpose of ROC gift and estate taxes.

Preemptive Rights

Distributions of statutory preemptive rights for shares in compliance with the ROC Company Law are not subject to ROC tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities by a non-resident are exempt from income tax, but may be subject to an ROC securities transaction tax, discussed above. Proceeds derived from sales of statutory preemptive rights that are not evidenced by securities are subject to income tax at the rate of:

•	25% of the gains realized by non-Taiwan entities; and

•	35% of the gains realized by non-Taiwan individuals.

We have the sole discretion to determine whether statutory preemptive rights are evidenced by securities or not.

Retained Earnings Tax

Under the ROC Income Tax Laws, we are subject to a 10% retained earnings tax on our after-tax earnings generated after January 1, 1998 that are not distributed in the following year. Any retained earnings tax so paid will further reduce the retained earnings available for future distribution. When we declare dividends out of those retained earnings, a maximum amount of up to 10% of the declared dividends will be credited against the 20% withholding tax imposed on the non-resident holders of our ADS or shares.

Tax Treaty

Taiwan does not have an income tax treaty with the United States. Taiwan has tax treaties for the avoidance of double taxation with Indonesia, Singapore, South Africa, Australia, Netherlands, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia, United Kingdom, Senegal and Sweden, which may limit the rate of ROC withholding tax on dividends paid with respect to shares. It is unclear whether, if you hold ADSs, you will be considered to hold shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of an income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to ADSs.

U.S. Federal Income Tax Considerations for U.S. Holders

The following is the opinion of Davis Polk & Wardwell and it describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs or shares to the U.S. Holders described herein. The discussion set forth below applies only to beneficial owners of our ADSs or shares that are U.S. Holders, hold the ADSs or shares as capital assets and are non-residents of Taiwan as defined under “ROC Tax Considerations.” You are a “U.S. Holder” if, for United States federal income tax purposes, you are:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this summary is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not describe the U.S. federal income tax consequences applicable to U.S. Holders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers and traders in securities or foreign currencies;

•	certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or shares as part of a hedge, straddle, conversion transaction, or other integrated transaction;

•	persons owning, or treated as owning, 10% or more of our voting stock; or

•	U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar.

If a partnership holds our ADSs or shares, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding ADSs or shares, you are urged to consult your own tax advisor.

You are urged to consult your tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of ADSs or shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

The U.S. Treasury has expressed concerns that parties involved in transactions in which depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the analysis of the creditability of ROC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions that may be taken by parties to whom the ADSs are pre-released.

For U.S. federal income tax purposes, a U.S. Holder who is the beneficial owner of an ADS will generally be treated as the owner of the shares underlying the ADS.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as discussed below.

Taxation of Dividends

Distributions you receive on your ADSs or shares, other than certain pro rata distributions of shares, including amounts withheld in respect of ROC withholding taxes, will generally be treated as dividend income to you to the extent the distributions are made from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The amount of a dividend will include any amounts withheld by us or our paying agent in respect of ROC taxes (reduced by any credit against such withholding tax as a result of the 10% retained earnings tax previously paid by us). The amount will be treated as foreign source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Dividends paid in New Taiwan dollars will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss, which will be U.S. source, if you do not convert the amount of such dividend into U.S. dollars on the date of receipt.

Subject to limitations that may vary depending upon your circumstances and the concerns expressed by the U.S. Treasury described above, you may be entitled to a credit against your U.S. federal income taxes for the amount of any ROC taxes that are withheld from dividend distributions made to you. In determining the amounts withheld in respect of ROC taxes, any reduction of the amount withheld on account of an ROC credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax and will not be treated as distributed to you or creditable by you against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing the foreign tax credit are complex. We therefore urge you to consult your own tax advisor regarding the availability of the foreign tax credit under your particular circumstances. Instead of claiming a credit, you may, at your election, deduct otherwise creditable ROC taxes in computing your taxable income, subject to generally applicable limitations.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances, dividends paid to certain non-corporate U.S. Holders of our ADSs in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%. Non-corporate U.S. Holders of ADSs should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

It is possible that pro rata distributions of shares to all shareholders may be made in a manner that is not subject to U.S. federal income tax, but is subject to ROC withholding tax as discussed above under “ROC Tax Considerations––Dividends.” Such distribution will not give rise to U.S. federal income tax against which the ROC withholding tax imposed on these distributions may be credited. Accordingly, you may not be able to credit such ROC tax against your U.S. federal income tax liability unless you have other foreign source income in the appropriate foreign tax credit class of income. The basis of any new ADSs or shares you receive as a result of a pro rata distribution of shares by us will be determined by allocating your basis in the old ADSs or shares between the old ADSs or shares and the new ADSs or shares received, based on their relative fair market values on the date of distribution.

Taxation of Capital Gains

For U.S. federal income tax purposes, when you sell or otherwise dispose of your ADSs or shares, you will recognize U.S. source capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the ADSs or shares and your adjusted tax basis in the ADSs or shares, determined in U.S. dollars. Any such gain or loss will be long-term capital gain or loss if you held the ADSs or shares for more than one year. Your ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2004 taxable year and do not expect to become one in the foreseeable future. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held ADSs or shares, certain adverse tax consequences could apply to you.

If we are treated as a PFIC for any taxable year during which you held ADSs or shares, gain recognized by you on a sale or other disposition of ADSs or shares would be allocated ratably over your holding period for the ADSs or shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or shares in excess of 125% of the average of the annual distributions on ADSs or shares received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. Holders that may mitigate the adverse tax consequences described above.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders of ADSs would not apply.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs International is the representative of the underwriters. Goldman Sachs International’s address is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

Underwriters	Number of ADSs
Goldman Sachs International	26,100,000
Banc of America Securities LLC	1,500,000
Daiwa Securities SMBC Hong Kong Limited	900,000
HSBC Securities (USA) Inc	1,500,000

Total	30,000,000

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

The underwriters have an option, exercisable prior to the closing date, to buy from us up to an additional 3,000,000 ADSs, solely to cover overallotments, if any. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase the ADSs in approximately the same proportion as set forth in the table above.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 3,000,000 additional ADSs.

	No Exercise		Full Exercise
Per ADS	US$	0.2149	US$	0.2149
Total	US$	6,447,000	US$	7,091,700

Total underwriting discounts and commissions to be paid to the underwriters represent 1.4% of the total amount of the offering.

ADSs sold by the underwriters to the public will initially be offered at the initial price to the public set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$0.1289 per ADS from the initial price to the public. Any such securities dealers may not reallow in whole or in part such discount in connection with any resale of any ADSs purchased from the underwriters to other brokers or dealers. If the ADSs are not sold at the initial price to the public, the representative may change the offering price and the other selling terms.

Total expenses for the ADS offering are estimated to be approximately US$1,350,000, including SEC registration fees of US$67,389.14, NASD filing fees of US$57,755, printing fees of approximately US$30,000, legal fees of approximately US$550,000 and accounting fees of approximately US$350,000. The underwriters have agreed to reimburse us for, or pay on our behalf, expenses in connection with this offering which are estimated to be approximately US$1,350,000. All amounts are estimated except for the fees relating to the SEC registration and the NASD filing.

The underwriters are expected to make offers and sales both inside and outside of the United States. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs International is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co.

We and BenQ have agreed, for a period of 90 days from the date of this prospectus, that none of us will, without the prior written consent of Goldman Sachs International, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any common shares or ADSs or any securities that are substantially similar to the common shares or ADSs, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares or ADSs or any such substantially similar securities (in each case other than securities issuable upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date hereof), except for (i) ADSs and common shares represented thereby being sold hereunder, (ii) common shares to be issued by us pursuant to any stock dividend approved by shareholders prior to the date hereof, (iii) common shares granted or issued pursuant to our employee stock option or bonus plans and (iv) up to 12,000,000 common shares held in treasury on the date of this prospectus. Furthermore, when this 90-day period expires, we and BenQ will be able to sell our common shares in the public market.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, the ADSs have not been and will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that the ADSs may be offered, with effect from and including the Relevant Implementation Date, to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR 43,000,000 and (3) an annual net turnover of more than EUR 50,000,000 as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the expression may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The ADSs have not been, and will not be, offered to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000 (as amended), or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA.

No invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) has been or will be communicated or caused to be communicated other than to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of FSMA with respect to anything done in relation to the ADSs in, from or otherwise involving the United Kingdom have been, and will be complied with.

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to, or for the account or benefit of, any person for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with any other relevant laws and regulations of Japan.

The ADSs may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or the Securities and Futures Ordinance, and any rules made under the Securities and Futures Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong, or the Companies Ordinance, or which do not constitute an offer to the public within the meaning of the Companies Ordinance. No advertisement, invitation or document relating to the ADSs may be issued whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under the Securities and Futures Ordinance.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the Securities and Futures Act, (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

The ADSs may not be, directly or indirectly, offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, investment institutions, securities intermediaries, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises, who or which trade or invest in securities in the conduct of a business or profession.

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

The ADSs may not be offered or sold, directly or indirectly, in the ROC.

A prospectus in electronic format may be made available on the websites maintained by the underwriters or one or more securities dealers. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

The outstanding ADSs have been listed on the New York Stock Exchange under the symbol “AUO.” We have applied to list the ADSs to be sold in the ADS offering on the New York Stock Exchange. For a period of approximately seven business days after the closing date, owners of the ADSs offered by this prospectus will not be able to withdraw the underlying shares from our ADS facility. Until the expiration of this seven-business day period, the ADSs offered by this prospectus are expected to trade on the New York Stock Exchange under the temporary symbol “AUO.T.” See “Description of American Depositary Shares” in this prospectus.

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the relevant offerings. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from us. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing additional ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the overallotment option granted them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids or purchases of ADSs made by the underwriters in the open market prior to the completion of the offerings.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because Goldman Sachs International or one its affiliates has repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the ADSs and may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

The underwriters or their respective affiliates may, for their own accounts, enter into asset swaps, credit derivatives or other derivative transactions relating to the ADSs and/or shares in secondary market transactions. If such transactions are entered into, the underwriters may hold long or short positions in the ADSs, shares and/or derivatives. No disclosure will be made of any such positions. The underwriters or their respective affiliates may purchase the ADSs and be allocated the ADSs for asset management and/or proprietary purposes and not with a view to distribution. Such purchases in aggregate are expected to account for less than 10% of the overall offering size of offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

Purchasers of the ADSs offered in this offering may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page of this prospectus.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including sales of ADSs initially sold by the underwriters in this offering being made outside of the United States, to persons located in the United States.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking activities and other commercial dealings in the ordinarily course of business with us. They have received customary fees and commissions for these transactions.

FORWARD-LOOKING STATEMENTS

This prospectus and information incorporated by reference contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition, or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. The words “anticipate,” “believe,” “expect,” “intend,” “plan,” “estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to, the cyclical nature of our industry, further declines in average selling prices, excess capacity in the TFT-LCD industry, our dependence on introducing new products on a timely basis, our dependence on growth in the demand for our products, changes in technology and competing products, our ability to compete effectively, our ability to successfully expand our capacity, our ability to acquire sufficient raw materials and key components, our dependence on key personnel, general political and economic conditions, including those related to the TFT-LCD industry, possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict, fluctuations in foreign currency exchange rates, and other factors. For a discussion of these risks and other factors, please see the “Risk Factors” in this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company limited by shares and incorporated under the ROC Company Law. All of our directors, executive officers and supervisors and some of the experts named in this prospectus are residents of the ROC and substantially all of the assets of our company and such persons are located in the ROC. As a result, it may be difficult for investors to enforce judgments obtained outside the ROC against us or such persons in the ROC, including those predicated upon the civil liability provisions of the federal securities laws of the United States. Any final judgment obtained against us in any court other than the courts of the ROC in respect of any legal suit or proceeding arising out of or relating to the ADSs or our shares will be enforced by the courts of the ROC without further review of the merits only if the court of the ROC in which enforcement is sought is satisfied that:

•	the court rendering the judgment had jurisdiction over the subject matter according to the laws of the ROC;

•	the proceedings and judgment were not contrary to the public order or good morals of the ROC;

•	if we did not appear in the proceedings in such court, process was duly and timely served either on us within the jurisdiction of such court or with the assistance of the judicial authorities of the ROC;

•	judgments of the courts of the ROC would be recognized and enforceable in the jurisdiction of the court rendering the judgment on a reciprocal basis; and

•	the judgment was a final judgment for which the period for appeal had expired or from which no appeal could be taken.

However, we have been advised by our ROC counsel that there is no precedent as to whether a judgment of a U.S. court predicated upon the U.S. federal securities laws would be enforceable in the ROC. We have also been advised by our ROC counsel that in their opinion, if any cause of action brought in a ROC court is based solely on a foreign statutory right, such as rights provided to investors under the Securities Act, it is doubtful that an investor would have the right to pursue such an action in the ROC courts.

A party seeking to enforce a foreign judgment in the ROC would, except under limited circumstances, be required to obtain foreign exchange approval from the Central Bank of China for the remittance out of the ROC of any amounts recovered in respect of such judgment denominated in a currency other than NT dollars.

AVAILABLE INFORMATION

We have filed a Registration Statement on Form F-3 relating to the securities offered by the prospectus with the SEC. This prospectus is a part of that registration statement which includes additional information. A related registration statement on Form F-6 (Registration No. 333-118892) was filed with the SEC on September 9, 2004 to register the ADSs. You should refer to these registration statements and their respective exhibits and schedules if you would like to find out more about us and about the ADSs or the common shares represented by the ADSs.

We file annual reports on Form 20-F and periodic reports on Form 6-K with the SEC. You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov. The SEC website contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We are required to file annual reports on Form 20-F and submit reports on Form 6-K and other information with the SEC through the EDGAR system.

We furnish to Citibank, N.A., as depositary of the ADSs, copies of the reports we provide to the SEC. When the depositary receives these reports, it will upon our request provide them to all holders of record of ADSs. We also furnish the depositary with all notices of shareholders’ meetings and other reports and communications that we make generally available to our shareholders. The depositary will arrange for the mailing of these documents to holders of ADSs if so required by the deposit agreement for the ADSs or if we so request. Please see “Description of American Depositary Shares” in this prospectus for further details on the responsibilities of the depositary.

INCORPORATED DOCUMENTS

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information that we file later with the SEC and that is deemed or identified by us as being incorporated by reference will automatically update information in this prospectus. In all such cases, you should rely on the later information over different information included in this prospectus.

This prospectus incorporates by reference the following documents:

•	our 2004 20-F, and any amendment thereto, to the extent the information in that report or amendment has not been updated or superseded by this prospectus;

•	any annual report on Form 20-F filed by us with the SEC subsequent to the date hereof and prior to the termination of this offering; and

•	any report on Form 6-K submitted by us to the SEC subsequent to the date hereof prior to the termination of this offering and identified by us as being incorporated by reference into this prospectus.

These documents are available to the public from the SEC’s website at www.sec.gov. We will also furnish to each person, including any beneficial owner, to whom a prospectus for this offering is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request this information, at no cost, by writing or telephoning us at 1 Li-Hsin Road 2, Hsinchu Science Park, Hsinchu, Taiwan, ROC, Attention: Finance Division, telephone number: 886-3-563-2939.

LEGAL MATTERS

Certain legal matters in connection with the offered ADSs will be passed upon for us by Davis Polk & Wardwell as to matters of U.S. and New York State law. The underwriters are being represented by Shearman & Sterling LLP regarding matters of U.S. federal securities and New York State law. The validity of the common shares will be passed upon for us by Russin & Vecchi, Taipei, Taiwan. The underwriters are being represented by Chen & Lin Attorney-at-Law regarding matters of ROC law.

EXPERTS

The consolidated financial statements as of December 31, 2002, 2003 and 2004, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference in this prospectus in reliance upon the report of KPMG Certified Public Accountants, or KPMG, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The offices of KPMG are located at 6th Floor, No. 156, Section 3, Min Sheng East Road, Taipei, ROC.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

AU Optronics Corp.

30,000,000

American Depositary Shares

Representing

300,000,000 Common Shares

Goldman Sachs International

Banc of America Securities LLC

Daiwa Securities SMBC Hong Kong

HSBC